Brookfield

2023
Q3 INTERIM REPORT

Brookfield Corporation

INTERIM REPORT Q3 2023

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$24,441	$23,418	$71,406	$68,556
Net income	35	716	1,971	5,151
Distributable earnings before realizations[1]	1,056	1,216	3,014	3,172
Distributable earnings[1]	1,150	1,363	3,494	3,731
PER SHARE
Net income	$0.12	$0.24	$0.20	$1.40
Distributable earnings before realizations[1]	0.67	0.75	1.89	1.96
Distributable earnings[1]	0.73	0.85	2.19	2.30
Dividends[2]	0.07	0.14	0.21	0.42
(UNAUDITED) AS AT SEP. 30, 2023 AND DEC. 31, 2022
			2023	2022
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$475,815	$441,284
Equity			163,257	141,891
Common equity			40,368	39,608
Diluted number of common shares outstanding			1,612	1,629
Market trading price – NYSE			$31.27	$31.46
1.See definition in the MD&A Glossary of Terms beginning on page 60 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 30.

Q3 2023 Interim Report    1

2    Q3 2023 BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
Our objective is to compound our capital to deliver 15%+ annual returns to shareholders over the long term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for Brookfield and the potential for attractive returns over the long term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (“ESG”) principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns that enhance value for our shareholders.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.
•Sustainability We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Insurance Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 60 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
BUSINESS HAS BEEN STRONG
We had another quarter of strong operating results as we continue to benefit from both our leading position in the asset classes across alternatives which have been experiencing strong growth, and the resiliency of the cash flows generated by our $140 billion of perpetual capital.
Across the franchise, we are capturing increasing allocations from institutions, pension plans, sovereigns and individuals towards real assets and private credit. And the increasing allocation to alternatives is also growing in our retail and wealth distribution channels, which today raise approximately $800 million a month and should grow to over $1.5 billion a month in 2024. Overall, our asset management business has raised $61 billion of capital to date this year, and our insurance solutions business is set to more than double its assets to over $100 billion in the coming months. This sets us up well for a strong end to the year and step-change growth as we head into 2024.
At the same time, our ability to execute buyouts, partner or lend at scale across a wide spectrum of real asset classes is differentiating the franchise now more than ever. Over the last 12 months, we have deployed $65 billion of capital to acquire high-quality businesses for value and have recycled over $35 billion through monetizations. As the macroeconomic picture becomes clearer, we expect transaction activity to continue to pick up through 2024, with next year slated to be another strong investment year.
Our success is in large part due to our significant levels of liquidity across the group, which today stands at nearly $120 billion, and our access to multiple sources of capital. Through our deep relationships with leading global banks and our strong reputation as a responsible borrower, we have been able to successfully finance and refinance our existing assets and businesses and raise fresh capital to support growth, at a time when many are finding financing tougher to access.
TRANSACTION ACTIVITY IS PICKING UP AS INTEREST RATES CREST
Central banks have made significant progress in lowering headline inflation. At the same time, while slowing, economic activity has been resilient and labor markets have remained tight, particularly in the United States. We believe that interest rates have crested around the world and will remain at or around their current levels before coming back down in the medium term.
With this backdrop, market participants’ confidence in pricing risk has increased, which has in turn improved liquidity in the capital markets. And with record levels of dry powder currently on the sidelines, we expect a very busy period of transaction activity through to the end of next year.
Geopolitics, as is often the case, is the wild card that could lead to heightened volatility in the near term, but we expect that this will not impact the long-term outlook for the overall global economy. More specifically for Brookfield, owning businesses and assets that form the backbone of the global economy is a safe place to be in all markets.
OPERATING RESULTS WERE STRONG
During the quarter, each of our businesses generated strong cash flows and exhibited solid underlying fundamentals. Our positioning around the global demand for alternative investments and real assets is a key driver of performance and a differentiator for our franchise.
Financial Results
Distributable earnings before realizations were $1.1 billion in the quarter and $4.2 billion for the last 12 months. This represents an increase of 11% per share over the prior year, after adjusting for the special distribution of 25% of our asset management business that we completed in December last year.

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Asset Management – Our asset management business delivered strong results, generating $634 million of distributable earnings in the quarter and $2.6 billion over the last 12 months. Fee-related earnings increased by 13%, when excluding performance fees, compared to the prior year. This growth was driven by recent fundraising momentum, which increased fee-bearing capital to $440 billion at the end of the third quarter. We closed our largest ever private equity fund, bringing the total raised for the strategy to $12 billion, which is a testament to our strong track record and longstanding investment approach focused on high-quality, cash-generative, essential businesses. Shortly after quarter end, we also closed our third global infrastructure debt fund, which at $6 billion is more than two times larger than the predecessor fund. We also expect a further acceleration in fundraising through the end of the year and heading into 2024, with closes anticipated on our large flagship funds focused on global secular trends. We remain on track towards achieving our $150 billion capital raising target.
Insurance and Retail Wealth – Our insurance solutions business benefited from strong investment performance, with distributable operating earnings of $182 million in the quarter and $657 million over the last 12 months, significantly higher compared to the prior periods. We continue to originate new annuity policies and redeploy our liquid, short-duration investment portfolio into higher yielding assets, further expanding the spread earnings of our existing business. During the quarter, our average investment portfolio yield was 5.5% on approximately $50 billion of assets, about 200 bps higher than the average cost of capital. Annualized earnings from this business remain on track to reach $800 million by the end of 2023. With the anticipated closing of the acquisitions of Argo Group and American Equity Life, our insurance assets will be over $100 billion and annualized earnings will be over $1.2 billion by next year. We also continue to increase our distribution to retail and wealth through various channels, raising about $800 million a month through our Manager from retail products for high-net-worth clients and through origination of annuities within our insurance solutions business. This should increase to over $1.5 billion a month in 2024, and we expect this capital source to continue to grow in the future.
Operating Businesses – Our operating businesses continue to deliver stable and growing cash flows, underpinned by demand for our inflation-linked, highly cash-generative assets. Cash distributions were $366 million in the quarter and $1.5 billion over the last 12 months. Our renewable power and transition, infrastructure and private equity businesses generated resilient and growing cash flows, supported by the solid earnings and essential nature of the businesses and assets that we own. We continue to achieve strong performance in our core real estate portfolio, with growth in same-store net operating income (“NOI”) of 9% compared to the prior year. Foot traffic increased by 7% versus the comparable period at our core retail portfolio, while leasing activity remains robust, with 0.8 million square feet completed in the quarter across our office assets.
Monetization Activity
Our global deal pipeline remains robust. Year to date, we have sold approximately $25 billion of assets at strong valuations and have completed over $35 billion of monetizations over the last 12 months—substantially all transacting at values higher than our IFRS carrying values. We recently sold or agreed to sell, a manufactured housing portfolio in the U.S. for approximately $390 million, a partial stake in a technology services business at an implied enterprise value of over $1 billion (and a 3.5x multiple of capital), and a partial interest in our telecom business in India for $250 million. Year to date, we have recognized $470 million of net realized carried interest into income, and we remain on track to realize well over $500 million of net realized carried interest into income in 2023.
Share Repurchases
Overall, since the end of the last quarter, we continued to reinvest in our businesses but also returned over $400 million to shareholders through regular dividends and share repurchases, taking total share buybacks over the last 12 months to approximately $750 million. With the disconnect between intrinsic value and trading price for both BN and our listed affiliates, we are continuing to allocate capital opportunistically to buy back shares. It is worth noting that we recently started repurchasing BIP and BEP shares in the open market, in addition to the BBU shares already repurchased this year. All of these repurchases are highly additive to the net asset value of a BN share.
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BALANCE SHEET STRENGTH MATTERS
Over many decades and through various cycles, we have developed a simple set of core principles with regards to financing our business. These principles still guide us today, and they are as follows:
•Always maintain significant and multiple sources of liquidity at the Corporation. Opportunities come to those with capital.
•Finance investments using non-recourse, asset-level debt, without cross collateralization.
•Ensure our businesses and assets can be financed on a standalone basis, but act as a long-term owner and support businesses to ensure we create long-term value.
Last quarter, we highlighted how our access to multiple sources of capital throughout the organization is a significant competitive advantage in the current environment. Building on that, we felt it important to highlight the significant liquidity that we have as a franchise; reinforce the advantages of asset level non-recourse financing; and describe how our businesses continue to successfully finance their operations on a standalone basis.
Cash is King
During periods of volatility or heightened uncertainty, we are reminded of how important it is to have significant amounts of liquidity and how crucial it is to match the duration of one's capital with the life cycle of an investment. The most damaging position to be in is to be forced to sell assets or raise equity capital at the low point in a cycle, subsequently removing the ability to participate in the recovery as a result of undue dilution at the wrong time. This dilutive process is one of the most destructive forces that exists in long-term wealth creation.
With nearly $120 billion of deployable capital, we are in a very strong position. At the Corporation, in addition to holding $4 billion in cash and financial assets, we have liquid securities of a further ±$60 billion on our balance sheet, and another ±$50 billion of insurance float which will soon be ±$100 billion. We also have the ability to raise additional capital through public debt offerings in the capital markets, with significant headroom in our current credit ratings—not to mention the approximately $5 billion of distributable earnings we receive annually.
As a result, we are well prepared to withstand any adverse cycle and, most importantly, are able to focus on growth at a time when we believe excellent value investment opportunities are coming in 2024. This should see us emerge from this cycle in an even stronger position.
The Advantage of Asset-Level Non-Recourse Financing
We take a bottom-up approach to financing the investments we own. This means that the vast majority of our debt is at the individual asset (or portfolio company) level and is sized appropriately for that specific investment to be sustainable through a cycle. Each loan has recourse only to the specific asset that it finances and, importantly, gives lenders no recourse to BN, BAM, or our perpetual affiliate balance sheets.
Our approach to leverage has been designed to optimize our capital structure and insulate the Corporation and our broader business from issues at specific assets that may arise from time to time. This has stood the test of time over the past 30 years, including during periods of stress far greater than what the markets are seeing today. We pride ourselves on being a responsible and strong counterparty to those who lend to us—but at the same time we, along with our lenders, approach financings on an asset-by-asset basis. Our approach to financing our business, along with our reputation and our relationships, are core strengths, enabling us to have continued access to capital at a time when many others find it harder to raise financing.
In just the past few months, despite the market uncertainty and volatility, our businesses have been able to access the capital markets executing on approximately $25 billion of financings, increasing the duration, and in many cases tightening the spreads of the debt. To illustrate this point, we note some of the financings below—all of which are non-recourse to BN, BAM, our listed affiliates, or any associated fund; they are also not cross-collateralized to anything. They stand alone, like virtually all our financings.

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A few highlights include:
•Our Renewable Power and Transition business continues to see strong demand from lenders for transition opportunities and recently sourced ~$1.5 billion of financing for the acquisition and future build-out of Duke Energy's renewables portfolio.
•Our Infrastructure group completed a refinancing of over $1 billion of its North American residential decarbonization business. Despite tight conditions in financing markets more broadly, we were able to achieve the strongest pricing for any first-time issuer in the finance market this year, due to the high-quality operating model of the business and our strong reputation as a sponsor.
•Our Private Equity business opportunistically took advantage of the improved tone in the finance markets recently and was able to refinance $3.6 billion of debt at our automotive dealer software and technology services operations, leading to meaningful interest savings with an all-in cost approximately 50 bps below the cost of the debt it replaced. This is the fourth operating company refinancing completed within our Private Equity business in the last few months. In total, we have refinanced nearly $15 billion of debt since the start of the year, all completed with effectively no increase to the overall cost of debt.
•Our Real Estate business continues to access the capital markets globally at meaningful scale. Year to date, we have completed $23 billion of refinancings, which consisted of 131 individual loans, with no material impact to liquidity. We expect to fund our upcoming maturities with similar success. A few highlights this year include approximately $9 billion of office financings closed in the U.S., Europe, Brazil, Australia and India. This included approximately $600 million for an office asset in Australia to refinance existing debt and support growth. We also refinanced $700 million on a luxury retail asset in Chicago, which included a net capital repatriation to our cash accounts of over $200 million.
OVERVIEW OF INVESTOR DAY
We hosted our annual Investor Day in September. For those who were unable to attend, the webcast and materials are posted on our website.
As we outlined at Investor Day, the Corporation is uniquely positioned as a premier global wealth manager. Through BAM, one of the world’s largest alternative asset managers, and our insurance solutions business, we are capturing increased global demand for alternative investments. Our goal for all our constituents is to compound wealth at strong returns, while taking moderate risk.
We remain well positioned in the current environment, given our central position around the global secular trends of decarbonization, digitalization and deglobalization. The scarcity of capital for many others and an investment environment today that puts a premium on operating expertise bodes well for our continued scaling of the business.
Our significant competitive advantages of scale capital, global footprint, deep investment and operating expertise, and our reputation as a superior partner are differentiating the franchise. This is important now more than ever.
Our plan is to grow distributable earnings and intrinsic value by ±20% on a compound annual basis over the next five years. Your entry point today could lead to even better returns, as you can acquire shares at a cheaper price than their current intrinsic value.
At Investor Day, we placed extra focus on the components of our business that are held privately and, in our view, are therefore less understood – our insurance solutions business, real estate business and carried interest.
Insurance Solutions
Our insurance solutions business is growing rapidly, with the goal of scaling to $500 billion of assets over the next 10 years. With the significant increase in demand for annuity and retirement products, particularly in the U.S., we see a significant opportunity to further grow this business now that we have scale origination capabilities.
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With the ability to deploy insurance capital into our alternative strategies, we expect that this business will continue to provide excellent returns on capital and create significant value for the Corporation over a long period of time.
Real Estate
Separate and distinct to the globally diversified portfolio of real estate owned within our private funds, we own a portfolio of world-class real estate directly on our balance sheet. Backed by our perpetual capital, our goal with this portfolio is to own the highest quality assets that compound cash flows and value over long periods and provide attractive risk-adjusted returns through cycles. Our perpetual investment horizon enables us to be patient and remain focused on the fundamentals. This portfolio of premier properties continues to perform well. We think of the real estate owned directly on our balance sheet in two categories:
The first is our Core real estate portfolio, which is comprised of 35 of the highest quality retail, office and multifamily residential assets in key markets around the world. This portfolio continues to outperform the overall market, seeing growth in NOI driven by strong underlying fundamentals and tenant demand. This is important because while interest rates have impacted cash flows in the near term, values are driven by underlying fundamentals which have remained strong. We plan to hold our core portfolio on our balance sheet or within our insurance solutions business for a very long time and expect that it will compound and generate compelling returns for us.
The second category is our Transitional and Development portfolio, which consists of office and retail assets that we plan to enhance and sell over time. We continue to make good progress on our buy-fix-sell strategy across this portfolio, and as we execute on monetizations, the proceeds will be recycled into opportunities across our broader business.
We also continue to refinance the in-place debt across our real estate business which has a well-laddered maturity profile, with all 2023 refinancings completed and no material liquidity impacts expected as we look ahead to 2024.
Carried Interest
Carried interest is our hidden jewel, and we expect that it should drive significant growth in earnings for the Corporation over the next five years. Our Manager is planning to build on its excellent track record by continuing to scale its fund offerings, achieving at or above target returns and generating significant carry for us by executing on monetizations over time.
The carry we are expecting to earn is diversified across real asset classes, risk profiles and strategies, reducing the volatility of carry realizations. Over the next 10 years, our plan is to realize $26 billion of carried interest, net to the Corporation, which should provide meaningful cash for us to grow our business. We will likely direct a meaningful portion of this $26 billion of cash towards share repurchases of BN and/or BEP, BIP and BBU should the current disconnect between the intrinsic value and share price for all of these securities continue to exist.
OUR INFRASTRUCTURE AND RENEWABLES BUSINESSES ARE IN EXCELLENT SHAPE
Our Manager (BAM) and each of our listed affiliates also had Investor Days of their own, with the webcast and materials posted on their respective Investor pages of our website.
These businesses all have a strong foundation for growth, are well positioned around global secular trends, and benefit from being part of the broader Brookfield Ecosystem, providing them with access to scale capital, deep operating and investment expertise, and global proprietary investment deal flow.
Given the impact that interest rates and broader sector challenges have had on the trading prices of all “dividend yield” securities in the renewables and infrastructure sectors—our renewables security (BEP) and infrastructure security (BIP) being no exception—it is important to reiterate why we continue to expect to earn very attractive returns on the capital we have invested in these businesses over the long term.
First, each of these businesses is highly diversified by sector and geography, generating stable and often inflation-linked cash flows with high cash margins. In almost all instances, they own companies or assets with market-leading positions and high barriers to entry, all of which makes the earnings of these businesses very resilient and stable.
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Second, given the nature of the cash flows of these businesses, they are financed on a long-term, fixed-rate, non-recourse basis, which means the impact of the recent rise in rates has been nominal. In fact, since the rise in rates has largely been brought about by higher-than-target inflation levels for many of the developed economies around the world, the cash margins for these businesses are expanding more rapidly than in the past.
Third, these businesses offer great opportunities to invest additional capital to enhance returns. Some of our best risk-adjusted returns are often earned by reinvesting in the underlying operations of these businesses, which we have done for the past decades at excellent returns. Each business today also faces a very visible pipeline of organic growth opportunities over the next several years and, therefore, has good prospects for growth.
Last but not least, given the diversity of the portfolios from a scale, sector, and geography perspective, they are well positioned to execute on capital recycling initiatives to further enhance returns. Real assets with high-quality cash flows and leading market positions are highly sought after; the resilient performance of these assets over the past couple of years demonstrates this well.
And so, while many in the renewables and utilities sectors are on the defensive and looking inward, our businesses, with their access to our institutional capital, are well positioned to strengthen their franchise even further. We expect the recent volatility in the markets to provide them with the opportunity to leverage their scale, access to capital and operating expertise to deploy significant amounts of capital for value in the months ahead. Given the current trading prices for BEP and BIP, along with our strong conviction in the intrinsic value of these businesses, we have begun allocating capital to buy more of their shares in the open market, similar to what we have been doing with BBU this year.
THE BACKBONE OF THE GLOBAL ECONOMY FOR AI IS BEING POWERED BY BROOKFIELD
A large part of the business discussion of the last year has been about AI—specifically, how it will change business and who will win and lose. We believe that, unlike some “new technologies”, this is a very real possibility and investors need to pay attention.
Less frequently discussed, however, is the impact AI is having on the backbone of the global economy and the amount of funding required to launch us into the AI generation. This digitalization investment, which is powered by renewables, requires tens of trillions of dollars in investment.
As one of the largest developers of renewable power, data centers and real estate for this industry, we are seeing a very dramatic impact on the scale of the investment which is required. The bottom line is that we have never seen greater demand for these products at any time in our history.
Our Ecosystem Positions Us as a Partner of Choice
By leveraging Brookfield’s ecosystem, we are providing turnkey solutions for green data centers on a global basis with a large portfolio that can provide unique and flexible options for customers.
As AI increasingly becomes a more vital, growing and valuable segment for many large corporates around the world, the ability to execute global scale solutions for green data centers is becoming more critical. We expect that a few global scale solution providers will emerge as the winners.
Our data center, renewables and real estate businesses are leaders in their respective sectors; however, we believe the greatest opportunity lies in what we can achieve by having these businesses work together to provide unique integrated solutions to some of the largest global players in AI.
Our Infrastructure business owns and operates one of the largest global data center platforms across five continents. Our operating capacity is close to 500 megawatts and, when combined with a 775-megawatt capacity backlog to be built over the next several years, we will soon have nearly 1,275 megawatts of operating capacity. As a result, we can provide a highly flexible and consistent offering to meet global capacity requirements for large corporations.
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Our renewables business is a global leader, with 31 gigawatts of operating capacity in approximately 30 markets and 20 countries around the world, and approximately 144 gigawatts development pipeline. With this operating and development capability, we can provide green power to practically every major power market globally, combine multiple technologies, and leverage our development, procurement, construction, financing and operational capabilities to deliver cost-competitive solutions to AI customers. This power is increasingly being contracted for data centers globally.
Lastly, as one of the largest global investors in real estate across a large footprint, particularly in many of the global gateway cities around the world, we also provide bespoke facilities to support the build-out of green data centers. We expect that, as demand accelerates, our global office, logistics and retail portfolios will provide interesting options for those looking for well-located space for their data infrastructure needs. Our ability to offer this range of solutions is creating exciting partnership opportunities.
The Amount of Capital Required is Very Substantial
The build-out of data centers and renewables is very capital-intensive, and our significant access to large scale capital differentiates us. Equity and debt capital across the risk-return spectrum will be required to support this build-out, and we have the relationships, scale and diversity of capital across our business to support this.
All of this means we expect that AI should be highly additive for our business, and this process is only just getting started.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, higher intrinsic value per share over the longer term.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have any suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
November 9, 2023

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	42
Overview	14	Infrastructure	44
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	46
FINANCIAL RESULTS		Real Estate	48
Overview	17	Corporate Activities	49
Income Statement Analysis	18	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	25	Capitalization	50
Foreign Currency Translation	28	Liquidity	54
Corporate Dividends	30	Review of Consolidated Statement of Cash Flows	57
Summary of Quarterly Results	31	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	33	Accounting Policies, Estimates and Judgments	58
Summary of Results by Operating Segment	34	Management Representations and Internal
Asset Management	36	Controls	59
Insurance Solutions	41	GLOSSARY OF TERMS	60
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Insurance Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 60 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of the Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our operating businesses, the future state of the economy, the anticipated allocation and deployment of our capital, our fundraising targets, the impact of acquisitions and dispositions on our business, and the additive impact of AI on our business.
Although the Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, renewable power and transition, infrastructure, private equity, real estate and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by the Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond the Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the Corporation will achieve the target returns or growth objectives or be able to avoid losses.
12    Q3 2023 BROOKFIELD CORPORATION

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 60 for all non-IFRS measures.
Q3 2023 Interim Report    13

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
Our objective is to compound our capital to deliver 15%+ annual returns to shareholders over the long term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for Brookfield and the potential for attractive returns over the long term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (“ESG”) principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
14    Q3 2023 BROOKFIELD CORPORATION

✓    Proven Capital Allocator
    We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns that enhance value for our shareholders.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three businesses—Asset Management, Insurance Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is one of the world’s leading alternative asset managers, with over $850 billion of assets under management (“AUM”)1 as at September 30, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit. The business invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 75% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity funds.
INSURANCE SOLUTIONS
Our Insurance Solutions business, via our investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
As at September 30, 2023, our business has $6.1 billion of equity capital and approximately $50 billion of assets with annualized DE of $775 million. The goal of our Insurance Solutions business is to create one of the world’s leading platforms for insurance solutions. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation and other business partners.
1.See definition in Glossary of Terms beginning on page 60.
Q3 2023 Interim Report    15

Our Asset Management business acts as the investment manager of most of the assets of our Insurance Solutions business.
OPERATING BUSINESSES
We have approximately $35 billion of capital in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the flagship private funds of our asset management business, providing them each with a very strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors and owns and operates assets across the transport, data, utilities, and midstream sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading private equity investor with a focus on owning and operating businesses that provide essential products and services in the business services and industrials sectors. Our capital in this business is via our 65% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate portfolio that owns and operates one of the largest portfolios of premier office, market dominant retail, luxury urban retail and hotels, and single and multifamily residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties precincts in global gateway cities (“Core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), of which $3 billion includes our capital invested in our North American residential business.
Our investment in the real estate business offers a diverse and high-quality portfolio of real estate assets in some of the best locations around the world with a history of strong performance over long periods of time and through economic cycles.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 60.
16    Q3 2023 BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 53 of our 2022 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2022 annual report.
OVERVIEW
In the current quarter, net income was supported by growth within our Asset Management business, strong investment performance and capital redeployment within our Insurance Solutions business, and the stable and resilient recurring cash flows of our Operating Businesses.
Net income was $35 million in the current quarter, with $230 million attributable to common shareholders ($0.12 per share) and a loss of $195 million attributable to non-controlling interests.
The $681 million decrease in net income over the prior year quarter was primarily attributable to:
•contributions from acquisitions, net of dispositions, over the last twelve months, mostly in our Private Equity and Infrastructure segments;
•same-store1 growth, primarily from strong pricing and inflation-linked revenues in our Infrastructure segment, and favourable margin on product mix in our Private Equity segment;
•an increase in other income and gains primarily due to disposition gains across our segments;
•an increase in fair value changes of $379 million, primarily related to mark-to-market gains on our investment in a U.S. department store chain and higher valuations in our core retail portfolio, partially offset by lower valuations on certain U.S. office assets and transaction and restructuring related expenses in our Private Equity and Infrastructure segments; and
•a decrease in income tax expense, primarily due to higher deferred tax recoveries in the quarter; more than offset by
•an increase in interest expense of $1.2 billion, of which $268 million related to incremental debt from recent acquisitions, $68 million from asset-level upfinancings, $36 million from higher rates on corporate borrowings, and $835 million due to higher rates on variable rate debt obligations;
•a decrease in equity accounted income of $124 million as gains on derivative contracts in our Infrastructure segment and valuation uplifts in our U.S. core office portfolio were higher in the prior year quarter;
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Private Equity and Infrastructure segments.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into rate base primarily within our Renewable Power and Transition and Infrastructure segments. These increases were partially offset by dispositions of certain assets primarily in our Renewable Power and Transition and Infrastructure segments.
1.See definition in Glossary of Terms beginning on page 60.
Q3 2023 Interim Report    17

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2023 and 2022:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2023	2022	Change	2023	2022	Change
Revenues	$24,441	$23,418	$1,023	$71,406	$68,556	$2,850
Direct costs[1]	(21,088)	(19,768)	(1,320)	(60,814)	(58,304)	(2,510)
Other income and gains	381	111	270	2,245	605	1,640
Equity accounted income	809	933	(124)	1,639	2,340	(701)
Expenses
Interest
Corporate borrowings	(164)	(128)	(36)	(454)	(369)	(85)
Non-recourse borrowings	(3,917)	(2,746)	(1,171)	(11,004)	(7,048)	(3,956)
Corporate costs	(16)	(30)	14	(53)	(89)	36
Fair value changes	(170)	(549)	379	(70)	834	(904)
Income tax expense	(241)	(525)	284	(924)	(1,374)	450
Net income	35	716	(681)	1,971	5,151	(3,180)
Non-controlling interests	195	(293)	488	(1,540)	(2,779)	1,239
Net income attributable to shareholders	$230	$423	$(193)	$431	$2,372	$(1,941)
Net income per share	$0.12	$0.24	$(0.12)	$0.20	$1.40	$(1.20)
1.Direct costs include $2.2 billion and $6.6 billion of depreciation and amortization expense for the three and nine months ended September 30, 2023, respectively (2022 – $2.0 billion and $5.7 billion).
Three Months Ended September 30
Revenues for the quarter were $24.4 billion, an increase of $1.0 billion or 4% compared to the prior year quarter, primarily due to higher same-store results and the impact of recent acquisitions, net of dispositions, including:
•higher revenue from our Real Estate segment as a result of organic growth in our Core properties;
•higher contributions from our Infrastructure segment as a result of inflation indexation and organic growth;
•growth of our Renewable Power and Transition segment due to commissioning of recent development projects and stronger hydrology in the U.S.;
•higher contributions from our Private Equity segment due to favourable margin on product mix and pricing actions at our advanced energy storage operations and modular building leasing services operations; and
•revenues from acquisitions during the last twelve months, net of the impact of dispositions, primarily in our Infrastructure segment; partially offset by
•unfavourable pricing on solar and wind assets in our Renewable Power and Transition segment, and at our road fuels operations in our Private Equity segment.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 20.
Direct costs of $21.1 billion increased by $1.3 billion as:
•lower inventory costs and volumes at our road fuels operations in our Private Equity segment were more than offset by
•incremental costs associated with organic growth initiatives at our Renewable Power and Transition and Infrastructure segments; and
•higher direct costs related to recent acquisitions, net of dispositions.
18    Q3 2023 BROOKFIELD CORPORATION

Other income and gains increased by $270 million mainly related to disposition gains across our segments.
Equity accounted income decreased by $124 million as gains on derivative contracts in our Infrastructure segment and valuation uplifts in our U.S. core office portfolio were higher in the prior year quarter.
Total interest expense of $4.1 billion, of which $3.9 billion relates to non-recourse financing, increased by $1.2 billion compared to the prior year quarter primarily due to incremental borrowings associated with acquisitions and refinancings, and higher interest rates on floating rate debt, partially offset by the impact of dispositions.
We recorded fair value decreases of $170 million compared to $549 million in the prior year quarter. Valuation increases from mark-to-market gains on our investment in a U.S. department store chain and higher valuations in our core retail portfolio were offset by lower valuations on certain U.S. office assets and transaction and restructuring related expenses in our Private Equity and Infrastructure segments. Refer to pages 21 to 23 for a discussion on fair value changes.
We recorded income tax expense of $241 million for the quarter compared to $525 million in the prior year quarter mainly due to higher deferred tax recoveries in the current year.
Nine Months Ended September 30
Revenues and direct costs for the nine month period of 2023 increased by $2.9 billion and $2.5 billion, respectively, compared to the same period in 2022 primarily due to inflation indexation and organic growth at our Infrastructure and Renewable Power and Transition segments, organic growth at our core properties and hospitality assets within our Real Estate segment, and contributions from acquisitions over the last twelve months, net of dispositions.
Other income and gains for the nine month period of 2023 was $2.2 billion compared to $605 million in the prior year period. The current period gain primarily relates to disposition gains in our Infrastructure segment.
Equity accounted income for the nine month period of 2023 decreased by $701 million compared to the prior year period primarily as our share of mark-to-market gains on derivative contracts in our Infrastructure segment were more than offset by decreases in the value of certain investment properties.
Total interest expense of $11.5 billion, of which $11.0 billion relates to non-recourse financing, increased by $4.0 billion compared to the prior year quarter primarily due to higher debt from acquisitions and refinancing, as well as higher interest rates, partially offset by the impact of dispositions.
Fair value decreases were $70 million for the nine month period of 2023, compared to gains of $834 million reported in the prior year period. Valuation increases in our investment properties were primarily attributable to fair value uplifts in our Shanghai mixed-use portfolio due to higher occupancy rates, our U.S. logistics portfolio due to favourable market rent assumptions, and our Australian senior living portfolio due to market price increases. Valuation increases are also driven by mark-to-market gains on our investment in a U.S. department store chain in our Real Estate business and commodity derivative gains at our U.S. liquified natural gas export terminal in our Infrastructure business. These increases were partially offset by transaction, restructuring, and other costs incurred on acquired assets and businesses across our segments.
Q3 2023 Interim Report    19

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions since January 1, 2022 on our results for the three and nine months ended September 30, 2023:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2023 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Loss (Income)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$56	$25	$—	$—	$163	$29	$(1)	$(4)
Infrastructure	1,980	94	(39)	(17)	3,115	35	(95)	(59)
Private Equity	359	10	(265)	100	6,031	(163)	(295)	109
Real Estate and Other	216	(137)	(119)	(102)	819	(70)	(393)	(353)
	$2,611	$(8)	$(423)	$(19)	$10,128	$(169)	$(784)	$(307)
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $2.6 billion and net loss of $8 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $56 million and net income of $25 million. These contributions were primarily due to the acquisitions of a wind, solar and storage development platform, and a distributed generation platform in the U.S. in the second half of 2022.
Infrastructure
Recent acquisitions contributed incremental revenues of $2.0 billion and net income of $94 million. These contributions were primarily from our European hyperscale data center platform, which was acquired in the third quarter of 2023, and our residential infrastructure business operating in North America and Europe, which was acquired in the first quarter of 2023.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $359 million and net income of $10 million. These contributions were primarily from the acquisition of our car rental services operations and add-on acquisitions in our engineered components manufacturing business, both in the fourth quarter of 2022.
Real Estate and Other
Recent acquisitions contributed incremental revenues of $216 million and a net loss of $137 million. These contributions were primarily from the acquisition of a private REIT comprising of 23 luxury hotels across the U.S. in the second quarter of 2023.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $423 million and $19 million, respectively, in the current quarter. The transactions that most significantly impacted our results were the disposition of a majority of our automotive aftermarket parts remanufacturing operations and twenty-three manufactured housing communities in the U.S. in the third quarter of 2023.

20    Q3 2023 BROOKFIELD CORPORATION

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2023	2022	Change	2023	2022	Change
Investment properties	$(633)	$(76)	$(557)	$145	$2,337	$(2,192)
Transaction related expenses, net of income	(299)	(315)	16	(721)	(544)	(177)
Financial contracts	107	(204)	311	334	(234)	568
Impairment and provisions	(57)	(36)	(21)	(189)	(15)	(174)
Other fair value changes	712	82	630	361	(710)	1,071
Total fair value changes	$(170)	$(549)	$379	$(70)	$834	$(904)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities, maximize returns through a development or buy-fix-sell strategy, or recycle capital from the private funds of our Asset Management business.
The following table disaggregates investment property fair value changes within our Real Estate and Asset Management segments by asset type:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2023	2022	Change	2023	2022	Change
Real Estate
Core	$26	$67	$(41)	$20	$248	$(228)
Transitional and Development[1]	(547)	(591)	44	(1,021)	(581)	(440)
Asset Management
LP Investments	(113)	430	(543)	1,147	2,615	(1,468)
Other investment properties[1]	1	18	(17)	(1)	55	(56)
	$(633)	$(76)	$(557)	$145	$2,337	$(2,192)
1.Valuation gains on residential assets of $9 million and $145 million in the three and nine months ended September 30, 2022, respectively, were reclassified from Other investment properties to Traditional and Development as a result of the inclusion of the North American and Australian Residential operations into the Real Estate segment beginning in the fourth quarter of 2022.
We discuss the key valuation inputs of our investment properties beginning on page 58.
Core
Valuation increases of $26 million are mainly due to higher cash flows in our retail and Canadian office portfolios, partially offset by updated leasing assumptions at certain U.S. office assets.
Valuations increases of $67 million in the prior year quarter were due to higher cash flows from our office and retail assets.
Valuations increases of $20 million for the nine months ended September 30, 2023 were due to higher cash flows, partially offset by updated leasing assumptions at certain U.S. office assets.
Q3 2023 Interim Report    21

Transitional and Development
Valuation decreases of $547 million related to discount rate expansion and lower rental growth assumptions at certain U.S. office assets, partially offset by higher cash flows in our retail portfolio.
Valuation decreases of $591 million in the prior year quarter related to unfavourable market rent assumptions and higher rent concessions based on leasing trends for certain assets in the U.S.
Valuation decreases of $1.0 billion for the nine months ended September 30, 2023 are due to the one-time impact of incremental tax on certain properties, and discount and capitalization rate expansion and lower rental growth assumptions at certain U.S. office assets.
LP Investments
Valuation decreases of $113 million primarily relate to:
•higher valuations in our Australian senior living portfolio due to unit price uplifts and our South Korean mixed-use complex due to higher cash flows; more than offset by
•valuation decreases at certain U.S. office assets due to lower cash flows reflecting updated rental growth and leasing assumptions; and
•lower valuations due to discount rate and capitalization rate expansion at a certain European office asset.
In the prior year quarter, valuation increases of $430 million were primarily due to fair value uplifts in our U.S. logistics portfolio as a result of higher market rent assumptions, higher cash flow assumptions from our Brazil office portfolio, and unit price increases at our Australian senior living business. These increases were partially offset by capitalization and discount rate expansion to reflect market activity at certain assets in China and the U.S., as well as lower valuation of a retail asset in the U.S. due to leasing activity.
Valuation increases of $1.1 billion for the nine months ended September 30, 2023 are driven by fair value uplifts in our Shanghai mixed-use portfolio due to higher occupancy rates, our U.S. logistics portfolio due to favourable market rent assumptions, and our Australian senior living portfolio due to market price increases. Gains upon closing of the acquisition of South Korea Logistics portfolio that we agreed to purchase in 2020 also contributed to valuation increases. The gains are partially offset by capitalization rate expansion at certain multifamily assets in the U.S.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $299 million for the quarter. These relate to transaction and restructuring costs on acquired assets within our Private Equity and Infrastructure segments, and transaction costs associated with dispositions of certain properties within our Real Estate portfolio.
The prior year quarter transaction related expenses, net of income, of $315 million was mostly due to transaction costs associated with the acquisition of our dealer software and technology services operation and Belgium office portfolio within our Private Equity and Real Estate segments. The loss also includes the accelerated vesting for the majority of the company's escrowed shares in our Corporate segment related to the special distribution of our Asset Management business in December 2022.
Transaction related expenses, net of income of $721 million for the nine months ended September 30, 2023 relate to transaction, restructuring, and other costs incurred on acquired assets and businesses across our segments, partially offset by disposition gains on certain Real Estate properties.

22    Q3 2023 BROOKFIELD CORPORATION

Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $107 million increase in fair value changes for the quarter, mostly attributable to gains on energy derivative and power contracts within our renewable power and transition segment.
The decrease of $204 million in the prior year quarter is mainly attributable to negative mark-to-market movement on short term-financial hedges of power prices in our Renewable Power and Transition segment. This was partially offset by mark-to-market gains on interest rate swaps in our Real Estate segment.
Financial contracts resulted in a $334 million increase for the nine months ended September 30, 2023, driven by positive mark-to-market gains on interest swaps within the Real Estate business, commodity contracts in our Infrastructure business, and power price hedges in our Renewable Power and Transition segment. These were partially offset by lower mark-to-market valuations on certain interest rate caps and swaps.
Impairment and Provisions
Impairment and provisions expense of $57 million in the quarter related to the impairment of assets at our energy services operation, partially offset by a net reversal of previously recorded impairment at our offshore oil services operations, both within our Private Equity segment.
Impairment and provisions expense was $36 million in the prior year quarter.
Impairment and provision expense resulted in a $189 million decrease in fair value changes for the nine months ended September 30, 2023. This is driven by goodwill impairment on our Australian port business, and impairment of property, plant, and equipment.
Other Fair Value Changes
Other fair value increases of $712 million in the quarter are primarily attributable to mark-to-market gains on our investment in a U.S. department store chain in our real estate business. This was partially offset by the disposal of finance leases at our North American residential energy business within our Infrastructure group.
The increase in other fair value changes of $82 million in the prior year quarter relate to valuation changes in certain assets within our Real Estate segment, partially offset by various one-time charges across our segments.
Other fair value decreases of $361 million for the nine months ended September 30, 2023 is driven by mark-to-market fair value changes on financial assets within our Infrastructure business, as well as acquisition related costs in our Renewable Power and Transition and Infrastructure segments. These were partially offset by a gain on extinguishment of a liability within our Private Equity segment.
Q3 2023 Interim Report    23

INCOME TAXES
We recorded an aggregate income tax expense of $241 million in the quarter (2022 – $525 million), including current tax expenses of $479 million (2022 – $285 million) and deferred tax recovery of $238 million (2022 – expense of $240 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2023	2022	Change	2023	2022	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(34)	—	(34)	(8)	—	(8)
Taxable income attributed to non-controlling interests	69	—	69	3	(5)	8
International operations subject to different tax rates	29	4	25	6	1	5
Recognition of deferred tax assets	(34)	5	(39)	(11)	(4)	(7)
Non-recognition of the benefit of current year tax losses	17	4	13	7	2	5
Non-deductible expenses	8	—	8	5	—	5
Other	4	3	1	4	1	3
Effective income tax rate	85%	42%	43%	32%	21%	11%
In the current quarter, we realized disposition gains that were subject to tax rates that were different to our statutory income tax rate. This contributed to a 34% reduction in our effective tax rate in the current quarter.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery of these entities. In other words, we are consolidating all the loss but only our share of the associated tax recovery. This increased our effective tax rate by 69% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 29% this quarter. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
This quarter, we recorded a deferred tax recovery primarily for previously unrecognized tax attributes in our advanced energy storage operations and our solar power solutions within our Private Equity segment, which reduced our effective tax rate by 34%.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized, resulting in an increase to the effective tax rate of 17%.
24    Q3 2023 BROOKFIELD CORPORATION

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at September 30, 2023, and December 31, 2022:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022	Change
Assets
Property, plant and equipment	$136,428	$124,268	$12,160
Investment properties	121,520	115,100	6,420
Equity accounted investments	54,431	47,094	7,337
Cash and cash equivalents	12,087	14,396	(2,309)
Accounts receivable and other	31,572	27,378	4,194
Intangible assets	40,802	38,411	2,391
Goodwill	33,698	28,662	5,036
Other assets	45,277	45,975	(698)
Total assets	$475,815	$441,284	$34,531
Liabilities
Corporate borrowings	$13,007	$11,390	$1,617
Non-recourse borrowings of managed entities	213,559	202,684	10,875
Other non-current financial liabilities	27,630	27,679	(49)
Other liabilities	58,362	57,640	722
Equity
Preferred equity	4,103	4,145	(42)
Non-controlling interests	118,786	98,138	20,648
Common equity	40,368	39,608	760
Total equity	163,257	141,891	21,366
	$475,815	$441,284	$34,531
September 30, 2023 vs. December 31, 2022
Total assets increased by $34.5 billion since December 31, 2022 to $475.8 billion as at September 30, 2023. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, mostly in our Infrastructure, Renewable Power and Transition, and Private Equity segments. Net valuation increases recognized on our investment properties during the year also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base since December 31, 2022.
PP&E increased by $12.2 billion primarily as a result of:
•additions of $16.7 billion, which includes acquisitions of a global intermodal logistics operation, residential decarbonization infrastructure business, and a European hyperscale data center platform in our Infrastructure segment, an add-on acquisition within our modular building leasing services operations in our Private Equity segment, and the purchase of the remaining shares in a 110 MW portfolio of wind assets in China by our Renewable Power and Transition segment;
•the positive impact of foreign currency translation of $1.2 billion mostly due to the strengthening of the Colombian peso and the Brazilian reais compared to the U.S. dollar, primarily in our Renewable Power and Transition segment; partially offset by
•depreciation of $4.7 billion during the quarter; and
•dispositions and assets reclassified as held for sale of $1.1 billion.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Q3 2023 Interim Report    25

Investment properties predominantly consist of the company’s Real Estate assets. The balance as at September 30, 2023 increased by $6.4 billion from December 31, 2022, primarily due to:
•acquisitions and additions of $10.8 billion, driven by acquisitions of office and logistics portfolios in the U.S. and in Asia within our Real Estate Segment, and a global intermodal logistics operation and residential infrastructure business in our Infrastructure segment; partially offset by
•the negative impact of foreign currency translation and other of $1.1 billion primarily on European office assets due to appreciation of the U.S. dollar;
•asset sales and the reclassification of certain assets to held for sale of $3.4 billion, primarily related to the sale of certain U.S. manufactured housing communities and the transfer of a commercial properties portfolio in our core office operations to held for sale.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $7.3 billion in the current quarter to $54.4 billion, primarily due to:
•additions, net of disposals, of $8.9 billion;
•our proportionate share of comprehensive income of $1.7 billion; partially offset by
•the impact of foreign currency translation and other items of $304 million;
•distributions and returns of capital received of $1.5 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $2.3 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increases of $2.4 billion and $5.0 billion in our intangible assets and goodwill balances, respectively, primarily relate to acquisitions within our Infrastructure segment as noted above, partially offset by dispositions and reclassification of assets to held for sale in our Private Equity and our Renewable Power and Transition segments, as well as amortization expense across all segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The decrease of $698 million is mainly a result of:
•a decrease in other financial assets of $565 million driven by the sale of public securities and other financial assets in our Private Equity segment, as well as the transfer of financial assets to our Insurance Solutions business;
•a decrease in inventory of $658 million driven by the sale of a majority of our automotive aftermarket parts remanufacturing operations in our Private Equity business; partially offset by
•an increase in deferred income tax assets of $314 million mainly due to the realization of previously unrecognized tax attributes within our Private Equity segment; and
•an increase in assets held for sale of $211 million largely attributable to the classification to held for sale of our North American retail gas station assets within our Private Equity segment.
Corporate borrowings increased by $1.6 billion primarily from the issuances of commercial paper throughout the last nine months.
Non-recourse borrowings of managed entities increased by $10.9 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions in our Infrastructure and Renewable Power and Transition segment and the impact of foreign exchange.
26    Q3 2023 BROOKFIELD CORPORATION

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The increase of $49 million was primarily due to an increase in liabilities from assets held for sale due to the reclassifications noted above.
The increase of $722 million in other liabilities was primarily due to an increase in deferred income tax liabilities mainly as a result of acquisitions completed primarily within our Infrastructure and Renewable Power and Transition segment.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)
Common equity, beginning of period	$39,608
Changes in period
Net income attributable to shareholders	431
Other comprehensive income	329
Common dividends	(329)
Preferred dividends	(123)
Repurchases, net of equity issuances	(501)
Ownership changes and other	953
760
Common equity, end of period	$40,368
Common equity increased by $760 million to $40.4 billion in the nine months ended September 30, 2023, primarily due to:
•net income attributable to common shareholders of $431 million; and
•other comprehensive income of $329 million, primarily due to unrealized mark-to-market movements on commodity hedges and financial assets; partially offset by
•distributions of $452 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $501 million, mainly related to the repurchase of 17 million Class A Limited Voting Shares (“Class A shares”) during the nine month period ended September 30, 2023; and
•ownership changes and other of $953 million primarily attributable to the increase in the value of our investment in BNRE as a result of the adoption of IFRS 17, Insurance Contracts (“IFRS 17”) at the beginning of 2023. In addition, gains were recognized on common equity upon issuance of BIPC shares in connection with the acquisition of our intermodal logistics operation within our Infrastructure business in the third quarter of 2023.

Q3 2023 Interim Report    27

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Brookfield Asset Management	$2,333	$2,377
Brookfield Renewable	23,769	21,651
Brookfield Infrastructure	31,443	23,030
Brookfield Business Partners	14,272	16,026
Brookfield Property Group	34,585	29,321
Other participating interests	12,384	5,733
	$118,786	$98,138
Non-controlling interests increased by $20.6 billion during the nine months ended September 30, 2023, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $2.7 billion;
•ownership changes of $3.0 billion; and
•capital raised from third parties, net of distributions, of $15.0 billion, primarily related to the acquisitions of our North American and European residential infrastructure business, our global intermodal logistics operation and our European hyperscale data center platform in our Infrastructure segment, as well as inflows from capital deployed by our flagship funds.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Australian dollar	0.6435	0.6813	(6)%	0.6545	0.6832	(4)%	0.6688	0.7073	(5)%
Brazilian real[1]	5.0075	5.2165	4%	4.8804	5.2466	8%	5.0087	5.1343	3%
British pound	1.2199	1.2083	1%	1.2660	1.1766	8%	1.2446	1.2580	(1)%
Canadian dollar	0.7365	0.7382	—%	0.7455	0.7659	(3)%	0.7433	0.7796	(5)%
Colombian peso[1]	4,067.9	4,852.5	19%	4,040.8	4,393.5	9%	4,403.1	4,075.8	(7)%
Euro	1.0573	1.0705	(1)%	1.0880	1.0067	8%	1.0833	1.0644	2%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were higher than December 31, 2022 for all of our significant non-U.S. dollar investments with the exception of the Australian dollar and the Euro. As at September 30, 2023, our common equity of $40.4 billion was invested in the following currencies: U.S. dollars – 48% (December 31, 2022 – 48%); British pounds – 12% (December 31, 2022 – 15%); Australian dollars – 7% (December 31, 2022 – 7%); Canadian dollars – 7% (December 31, 2022 – 7%); Brazilian reais – 7% (December 31, 2022 – 7%); Euro – 8% (December 31, 2022 – 5%); and other currencies – 10% (December 31, 2022 – 10%).
28    Q3 2023 BROOKFIELD CORPORATION

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Australian dollar	$(250)	$(756)	$(502)	$(1,276)
Brazilian real	(443)	(270)	505	445
British pound	(532)	(1,133)	127	(2,553)
Canadian dollar	(299)	(1,045)	8	(1,414)
Colombian peso	182	(397)	888	(535)
Euro	(640)	(798)	(307)	(1,640)
Other	(245)	(894)	(352)	(1,710)
Total cumulative translation adjustments	(2,227)	(5,293)	367	(8,683)
Currency hedges[1]	895	3,173	(184)	5,182
Total cumulative translation adjustments net of currency hedges	$(1,332)	$(2,120)	$183	$(3,501)
Attributable to:
Shareholders	$(465)	$(571)	$(85)	$(1,098)
Non-controlling interests	(867)	(1,549)	268	(2,403)
	$(1,332)	$(2,120)	$183	$(3,501)
1.Includes deferred income tax expense of $12 million (2022 – expense of $71 million) and deferred income tax recovery of $13 million (2022 – expense of $165 million) for the three and nine months ended September 30, 2023 respectively.
The foreign currency translation of our equity, net of currency hedges, decreased consolidated equity by $1.3 billion for the three months ended September 30, 2023 and increased consolidated equity by $183 million for the nine months ended September 30, 2023. This was attributable to lower period-end rates across most currencies during the quarter and modestly higher period-end rates across most currencies relative to year-end.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at September 30, 2023.
Q3 2023 Interim Report    29

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2023, 2022 and 2021, are summarized in the following table.

	Distribution per Security
	2023	2022	2021
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.21	$0.42	$0.39
Special distribution to Class A and B shares[3]	—	—	0.36
Class A Preferred Shares
Series 2	0.66	0.33	0.26
Series 4	0.66	0.33	0.26
Series 8	—	0.47	0.37
Series 9	—	0.40	0.41
Series 13	0.66	0.33	0.26
Series 15[4]	—	0.25	0.09
Series 17	0.66	0.69	0.71
Series 18	0.66	0.69	0.71
Series 24	0.45	0.47	0.45
Series 25[5]	—	—	0.24
Series 26[6]	0.54	0.54	0.52
Series 28[7]	0.64	0.49	0.41
Series 30[8]	0.85	0.68	0.70
Series 32	0.71	0.74	0.76
Series 34	0.62	0.65	0.67
Series 36	0.68	0.71	0.73
Series 37	0.68	0.72	0.73
Series 38	0.50	0.52	0.53
Series 40	0.56	0.59	0.60
Series 42	0.45	0.48	0.55
Series 44	0.70	0.73	0.75
Series 46[9]	0.75	0.76	0.72
Series 48[10]	0.87	0.69	0.71
Series 51	0.83	—	—
Series 52	0.34	—	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Combined, the Corporation’s and BAM’s quarterly dividend would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase compared to the dividend prior to the special distribution, assuming that shareholders retained the BAM shares received upon completion of the special distribution in December 2022.
3.Distribution of one Class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. (now Brookfield Reinsurance Ltd.) for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
5.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
6.Dividend rate reset commenced March 31, 2022.
7.Dividend rate reset commenced June 30, 2022.
8.Dividend rate reset commenced January 1, 2023.
9.Dividend rate reset commenced March 31, 2022.
10.Dividend rate reset commenced January 1, 2023.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
30    Q3 2023 BROOKFIELD CORPORATION

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests and the global economic shutdown in 2021 and 2020.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our nuclear technology services operations generates the majority of its revenue during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$24,441	$23,668	$23,297	$24,213	$23,418	$23,256	$21,882	$21,787
Net income	35	1,512	424	44	716	1,475	2,960	3,461
Net income (loss) to shareholders	230	81	120	(316)	423	590	1,359	1,118
Per share
– diluted	$0.12	$0.03	$0.05	$(0.23)	$0.24	$0.34	$0.81	$0.66
– basic	0.12	0.03	0.05	(0.23)	0.25	0.35	0.84	0.69
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(170)	$62	$38	$(1,811)	$(549)	$(397)	$1,780	$1,980
Income taxes	(241)	(409)	(274)	(95)	(525)	(141)	(708)	(516)
Net impact	$(411)	$(347)	$(236)	$(1,906)	$(1,074)	$(538)	$1,072	$1,464
Q3 2023 Interim Report    31

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our Transitional and Development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity Segment. The lower net income in the quarter is primarily attributable to fair value decreases on our Transitional and Development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our Transitional and Development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuations of our LP Investments, partially offset by higher income taxes.
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
32    Q3 2023 BROOKFIELD CORPORATION

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Insurance Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM were presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
For our Asset Management and Insurance Solutions segments, we primarily measure operating performance using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.Insurance Solutions business includes our equity accounted interest in a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses
iii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iv.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.

1.See definition in Glossary of Terms beginning on page 60.
Q3 2023 Interim Report    33

vi.Real Estate business includes the ownership, operation and development of Core and Transitional and Development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	DE1			FFO1,2 / NOI[1,2]			Common Equity
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Asset Management	$728	$858	$(130)				$19,615	$19,645	$(30)
Insurance Solutions	182	159	23				6,144	3,996	2,148
Operating Businesses
Renewable Power and Transition				$97	$101	$(4)	5,190	5,274	(84)
Infrastructure				134	126	8	2,544	2,524	20
Private Equity				188	221	(33)	2,313	2,439	(126)
Real Estate				812	804	8	22,421	22,825	(404)
Corporate Activities				(107)	(4)	(103)	(17,859)	(17,095)	(764)
Total	$1,150	$1,363	$(213)				$40,368	$39,608	$760
1.DE is the key performance metric for the Asset Management and Insurance Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 60.
During the quarter, we generated strong results with total DE1 of $1.2 billion. DE before realizations1 was $1.1 billion for the quarter. Adjusting for the impact of the special distribution of a 25% interest in our asset management business in December 2022, DE before realizations decreased by $29 million or 3% compared to the prior year quarter. Successful fundraising efforts and capital deployment in our Asset Management business, strong investment performance and origination of new annuities within our insurance solutions business, and resilient earnings from our Operating Businesses were offset by increased interest expense on our corporate borrowings and the absence of contributions from our Brazil residential business recognized in the prior year quarter.
Our Asset Management business generated DE before realizations of $634 million in the current quarter. BAM benefited from a strong quarter of fundraising and deployment, with growth in FRE1 supported by significant inflows from our infrastructure, real estate, global transition, and private equity funds, and capital deployed at our perpetual strategies, resulting in a $33 billion or 8% increase in fee-bearing capital1 over the prior year quarter. Distributions from our direct investments were $208 million in the current quarter.

1.See definition in Glossary of Terms beginning on page 60.
34    Q3 2023 BROOKFIELD CORPORATION

Insurance Solutions DE increased by $23 million compared to prior year quarter primarily driven by the effects of redeploying its short-duration investment portfolio into higher yielding assets.
Renewable Power and Transition’s FFO of $97 million was in line with the prior year quarter as strong hydrology in the U.S. and disposition gains on the sale of non-core assets were offset by unfavourable pricing on solar and wind assets and higher interest expense from increased borrowings and increased rates on floating rate debt.
Infrastructure’s FFO increased by $8 million compared to the prior year quarter. This was primarily driven by inflation indexation on contracts and higher connections income in our utilities business, and acquisitions net of dispositions, partially offset by increased interest expense due to additional borrowings.
Private Equity’s FFO decreased by $33 million compared to the prior year quarter as increased contributions from recent acquisitions, margin improvements, and disposition gains were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, and increased interest expense as a result of higher interest rates on floating rate debt.
NOI from our Real Estate business increased by $8 million compared to the prior year quarter as same store growth supported by the strong performance of our Core properties was offset by net disposition activity. Higher interest rates on floating rate debt reduced operating FFO by $93 million compared to the prior year quarter, primarily related to our transitional and development portfolio.
Common equity increased by $760 million to $40.4 billion in the nine months ended September 30, 2023 primarily due to comprehensive income and ownership changes, partially offset by distributions to common and preferred equity holders and share repurchases. Refer to Part 2 – Review of Consolidated Financial Results for details.
Q3 2023 Interim Report    35

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative investment business, with over $850 billion in assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		DE		Common Equity
	Ref.	2023	2022	2023	2022
BAM	i	$426	$524	$7,536	$6,884
Realized carried interest	ii	94	99	—	—
Direct investments	iii	208	224	12,079	12,761
Realized disposition gains	iii	—	11	—	—
		$728	$858	$19,615	$19,645

Generated carried interest
Generated in period		$619	$379
Foreign exchange		(98)	(78)
		521	301
Less: direct costs		(228)	(96)
Generated carried interest, net	iv	293	205
Less: generated carried interest not attributable to the Corporation		(66)	(18)
Total generated carried interest, net		$227	$187
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2023	Total 2022
Renewable Power and Transition	$27,941	$20,523	$—	$48,464	$47,218
Infrastructure	50,304	46,347	—	96,651	85,887
Private Equity	34,576	7,265	—	41,841	39,317
Real Estate	70,500	29,945	—	100,445	103,025
Credit and other	53,064	38,310	60,730	152,104	142,416
September 30, 2023	$236,385	$142,390	$60,730	$439,505	n/a
December 31, 2022	$218,992	$135,575	$63,296	n/a	$417,863
We have approximately $45 billion of additional committed capital that does not currently earn fees but will generate approximately $450 million in annual fees once deployed.
36    Q3 2023 BROOKFIELD CORPORATION

Fee-bearing capital decreased by $243 million during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, June 30, 2023	$51,921	$96,574	$40,536	$98,181	$152,536	$439,748
Inflows	521	4,581	1,669	5,277	6,736	18,784
Outflows	—	—	—	(97)	(4,356)	(4,453)
Distributions	(287)	(592)	(88)	(949)	(2,026)	(3,942)
Market valuation	(3,621)	(4,015)	(255)	(764)	(1,031)	(9,686)
Other	(70)	103	(21)	(1,203)	245	(946)
Change	(3,457)	77	1,305	2,264	(432)	(243)
Balance, September 30, 2023	$48,464	$96,651	$41,841	$100,445	$152,104	$439,505
Renewable Power and Transition fee-bearing capital decreased by $3.5 billion, due to:
•inflows from capital raised for our fifth flagship infrastructure fund and capital deployed across our fund strategies; more than offset by
•decrease in market valuations as a result of lower market capitalization of BEP; and
•quarterly distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $77 million, due to:
•inflows from capital raised for our fifth flagship infrastructure fund and capital market issuances as well as capital deployed in other fund strategies; partially offset by
•decrease in market valuations as a result of lower market capitalization of BIP; and
•quarterly distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private Equity fee-bearing capital increased by $1.3 billion, due to:
•inflows from capital raised as part of the final close of our sixth flagship private equity fund and capital deployed in other strategies; partially offset by
•decrease in market valuations as a result of lower market capitalization of BBU; and
•quarterly distributions paid to BBU’s unitholders.
Real Estate fee-bearing capital increased by $2.3 billion, due to:
•capital raised from the first close of our fifth flagship real estate fund; partially offset by
•the end of the investment period in one of our legacy funds;
•distributions paid across our perpetual strategies and capital returned to investors; and
•lower market valuations across our perpetual fund strategies.
Credit and Other fee-bearing capital decreased by $432 million, due to:
•inflows from capital deployed within our long-term private funds (specifically our twelfth flagship opportunistic credit fund) and inflows from our Insurance Solutions business; more than offset by
•outflows and redemptions from our liquid and perpetual strategies.
Q3 2023 Interim Report    37

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $10.2 billion during the quarter to $229.8 billion as at September 30, 2023 (June 30, 2023 – $219.7 billion). The increase was primarily related to the first close of our fifth flagship real estate fund during the quarter, as well as additional closes for our fifth flagship infrastructure fund and capital deployed in our twelfth opportunistic credit fund, partially offset by the return of capital across various funds.
As at September 30, 2023, $160.9 billion of carry eligible capital was deployed (June 30, 2023 – $152.0 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $68.9 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2023 – $67.6 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2023	2022
Fee revenues[1]
Base management fees	$998	$935
Incentive distributions	94	84
Transaction and advisory fees	17	2
	1,109	1,021
Less: direct costs	(511)	(462)
	598	559
Less: fee-related earnings not attributable to the Corporation	(33)	(36)
Fee-related earnings	565	523
Cash taxes	(46)	(21)
Other income (expense)	41	(3)
Add back: equity-based compensation costs	8	25
	568	524
Amounts not attributable to the Corporation	(142)	—
Distributable earnings from BAM	$426	$524
Fee-related earnings increased to $565 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.

1.See definition in Glossary of Terms beginning on page 60.
38    Q3 2023 BROOKFIELD CORPORATION

Base management fees increased by $63 million to $998 million, representing a 7% increase from the prior year quarter. The increase is broken down as follows:
•$33 million increase from our Infrastructure business due to contributions from our fifth flagship infrastructure fund, partially offset by the lower capitalization of BIP as a result of lower trading price;
•$17 million increase from our Credit and Other business due to capital deployed within our flagship opportunistic credit funds;
•$9 million increase from our Real Estate business largely due to capital raised throughout 2022 in our fourth flagship real estate fund, first close of our fifth flagship real estate fund, and higher fees from other long-term private funds; and
•$8 million increase from our Private Equity business primarily due to the capital raised for our sixth flagship private equity fund, which held its final close during the quarter; partially offset by
•$4 million decrease from our Renewable Power and Transition business as contributions from our fifth flagship infrastructure fund were more than offset by decreased capitalization of BEP due to a lower trading price.
Incentive distributions across our perpetual affiliates increased by $10 million to $94 million, due to higher distributions paid by BIP and BEP versus the prior year quarter.
The margin on our fee-related earnings, including our 68% share of Oaktree’s fee-related earnings, decreased to 56% in the current period (2022 – 57%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 54% in the current period (2022 – 55%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $49 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $94 million of carried interest, net of direct costs (2022 – $99 million), which were primarily driven by realizations from flagship funds within our Private Equity and Real Estate businesses.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $208 million was $16 million lower than the prior year quarter. The decrease is mainly attributable to lower unit sales at our Brazilian residential operations.
During the third quarter of 2023, BNRE acquired an economic interest in $1.6 billion of high quality real estate from the Corporation in exchange for the Corporation receiving an increased stake in BNRE.
Q3 2023 Interim Report    39

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2023			2022
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$9,464	$(3,056)	$6,408	$8,633	$(2,781)	$5,852
In-period change
Generated in period	619	(260)	359	379	(118)	261
Foreign currency revaluation	(98)	32	(66)	(78)	22	(56)
	521	(228)	293	301	(96)	205
Less: realized	(131)	36	(95)	(131)	31	(100)
	390	(192)	198	170	(65)	105
Accumulated unrealized, end of period	9,854	(3,248)	6,606	8,803	(2,846)	5,957
Carried interest not attributable to the Corporation	(1,194)	576	(618)	(979)	505	(474)
Accumulated unrealized, end of period, net	$8,660	$(2,672)	$5,988	$7,824	$(2,341)	$5,483
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $619 million primarily related to increased valuations in our Infrastructure and Private Equity businesses.
Accumulated unrealized carried interest, at our share1, totaled $8.7 billion as at September 30, 2023. We estimate approximately $2.7 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $3.7 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 60.
40    Q3 2023 BROOKFIELD CORPORATION

INSURANCE SOLUTIONS
Our capital invested in our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd.
Our Insurance Solutions business owns and operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Insurance Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Insurance Solutions segment’s DOE to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2023	2022
Net investment income	$597	$406
Cost of insurance	(335)	(195)
Interest expense	(61)	(35)
Operating expenses and other	(19)	(17)
Distributable operating earnings	$182	$159
Our DOE from our Insurance Solutions business was $182 million in the quarter, a $23 million increase from the prior year quarter, driven by strong investment performance over the last twelve months and growth in assets.
During the quarter, total insurance assets increased to approximately $50 billion. The business continues to expand its spread earnings by re-deploying its short-duration investment portfolio into higher yielding assets. During the quarter, we redeployed approximately $1 billion across the franchise at an average yield in excess of 9%, increasing the average yield on our insurance assets to 5.5%, approximately 200 bps higher than the average cost of capital.
COMMON EQUITY
Common equity in our Insurance Solutions segment was $6.1 billion as at September 30, 2023 (2022 – $4.0 billion), comprised of our capital injected in this business since inception. During the third quarter, BNRE acquired an economic interest in $2.1 billion of real estate and other assets from the Corporation in exchange for the Corporation receiving an increased ownership stake in BNRE. As a result of the paired share status1 of BN and BNRE and our ownership of all the issued and outstanding class C shares2, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.

1.BNRE is considered a “paired entity” to BN as class A and class A-1 shares of BNRE are (i) exchangeable into Brookfield Class A shares on a one-for-one basis and (ii) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares.
2.BNRE’s issued capital includes class C shares held by BN. The class C shares are non-voting shares that are entitled to the residual economic interest in BNRE after payment in full of the amount due to holders of class A exchangeable shares and class B shares.
Q3 2023 Interim Report    41

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Renewable[1]	i	$104	$103	$4,553	$4,635
Energy contracts	ii	(7)	(5)	637	639
Realized disposition gains	iii	—	3	—	—
		$97	$101	$5,190	$5,274
Cash distributions received		$98	$95
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.8 million Class A limited partnership units, 4.0 million general partnership units, as well as 41.4 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 47% of BEP. In September 2023, 3.5 million Class A shares of BEPC were transferred to wholly-owned subsidiaries of BNRE at fair value for cash consideration of $90 million. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status2 of BN and BNRE and our ownership of all the issued and outstanding class C shares3, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO of $97 million was in line with the prior year quarter as strong hydrology in the U.S. and disposition gains on the sale of non-core assets were offset by unfavourable pricing on solar and wind assets and higher interest expense from increased borrowings and increased rates on floating rate debt.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[4]		Long-Term Average (GWh)[4]		FFO
	2023	2022	2023	2022	2023	2022
Hydroelectric	4,061	4,177	4,371	4,404	$129	$130
Wind	1,282	1,249	1,601	1,462	94	61
Utility-scale solar	689	569	881	773	51	86
Distributed energy & sustainable solutions	501	445	285	266	39	43
Corporate	—	—	—	—	(60)	(77)
Attributable to unitholders	6,533	6,440	7,138	6,905	253	243
Non-controlling interests and other[5]					(149)	(137)
Segment reallocation[6]					—	(3)
Brookfield’s interest					$104	$103
4.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 60.
5.Includes incentive distributions paid to Brookfield of $28 million (2022 – $24 million) as the general partner of BEP.
6.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.

2.BNRE is considered a “paired entity” to BN as class A and class A-1 shares of BNRE are (i) exchangeable into Brookfield Class A shares on a one-for-one basis and (ii) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares.
3.BNRE’s issued capital includes class C shares held by BN. The class C shares are non-voting shares that are entitled to the residual economic interest in BNRE after payment in full of the amount due to holders of class A exchangeable shares and class B shares.
42    Q3 2023 BROOKFIELD CORPORATION

BEP’s FFO for the quarter was $253 million, of which our share was $104 million. Generation for the quarter totaled 6,533 GWh, a 1% increase compared to the prior year quarter, and 8% lower than the long-term average (“LTA”)1 primarily due to lower hydrology resources in North America and Colombia, and lower wind resources in North America. Key variances for our operations are described below.
Hydroelectric
FFO in the current quarter was in line with the prior year quarter primarily due to:
•higher revenue due to inflation indexation on the contracted generation and strong hydrology in the U.S.; offset by
•lower hydrology in Canada and Colombia; and
•increased financing expenses due to accelerated upfinancing initiatives.
Wind
FFO in the current quarter increased by $33 million relative to the prior year quarter primarily due to:
•growth, including the completion of our 850MW repowering project in the U.S.;
•a gain on the sale of certain non-core assets in Uruguay; partially offset by
•unfavourable pricing on our Spanish assets.
Utility-Scale Solar
FFO in the current quarter decreased by $35 million relative to the prior year quarter primarily due to:
•contribution from newly commissioned facilities and higher resources; more than offset by
•unfavourable pricing on our Spanish assets.
Distributed Energy & Sustainable Solutions
FFO from our distributed energy and sustainable solutions operation remained consistent with the prior year quarter, as growth from recent acquisitions and development activities were offset by a decrease in average revenue per MWh due to generation mix and decreased volumes due to timing of maintenance activities.
Corporate
The corporate FFO deficit decreased by $17 million due to lower management fees as a result of lower market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 858 GWh (2022 – 546 GWh) from BEP at $75 per MWh (2022 – $76 per MWh) and sold the purchased generation at an average selling price of $68 per MWh (2022 – $70 per MWh). As a result, we recognized FFO deficit of $7 million due to higher generation and lower market pricing.
iii.Realized Disposition Gains
Realized disposition gains of $45 million for the quarter are attributable to the sale of certain wind and solar assets in Uruguay.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $5.2 billion as at September 30, 2023 (December 31, 2022 – $5.3 billion). Contributions from earnings were more than offset by distributions to unitholders.

1.See definition in Glossary of Terms beginning on page 60.
Q3 2023 Interim Report    43

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Infrastructure[1]	i	$131	$126	$2,544	$2,524
Realized disposition gains		3	—	—	—
		$134	$126	$2,544	$2,524
Cash distributions received		$80	$75
1.Brookfield’s interest consists of 190.3 million redemption-exchange units, 0.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% of BIP. In September 2023, 3.3 million redemption-exchangeable units of BIP were converted into LP units and transferred to wholly-owned subsidiaries of BNRE at fair value for cash consideration of $100 million. The Corporation and BNRE agreed under a voting agreement that all decisions to be made by subsidiaries of BNRE with respect to the voting of these LP units will be made jointly by mutual agreement. As a result of the paired share status2 of BN and BNRE and our ownership of all the issued and outstanding class C shares3, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO increased by $8 million compared to the prior year quarter. This was primarily driven by inflation indexation on contracts and higher connections income in our utilities business, and acquisitions net of dispositions, partially offset by increased interest expense due to additional borrowings.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2023	2022
Utilities	$229	$196
Transport	205	203
Midstream	163	172
Data	66	60
Corporate	(103)	(106)
Attributable to unitholders	560	525
Non-controlling interests and other[4]	(422)	(395)
Segment reallocation[5]	(7)	(4)
Brookfield’s interest	$131	$126
4.Includes incentive distributions paid to Brookfield of $66 million (2022 – $60 million) as the general partner of BIP.
5.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the quarter was $560 million, of which our share was $131 million compared to $126 million in the prior year quarter. Key variances for our operations are described on the following page.

2.BNRE is considered a “paired entity” to BN as class A and class A-1 shares of BNRE are (i) exchangeable into Brookfield Class A shares on a one-for-one basis and (ii) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares.
3.BNRE’s issued capital includes class C shares held by BN. The class C shares are non-voting shares that are entitled to the residual economic interest in BNRE after payment in full of the amount due to holders of class A exchangeable shares and class B shares.
44    Q3 2023 BROOKFIELD CORPORATION

Utilities
FFO in our utilities operations of $229 million was $33 million higher than the prior year quarter. The increase is mainly attributable to:
•contributions from the acquisition of a residential infrastructure business operating in North America and Europe in the first quarter of 2023;
•increased volume from higher connections income at our U.K. regulated distribution business; and
•benefits of inflation indexation and capital commissioned into the rate base; partially offset by
•absence of contribution from five electricity transmission lines in Brazil divested in the fourth quarter of 2022 and decreased contribution from our Australian regulated utility upon partial transfer to our super-core infrastructure fund in the third quarter of 2023; and
•higher interest expense, primarily from additional borrowings, as well as increased rates.
Transport
FFO from our transport operations of $205 million was consistent compared to the prior year quarter with strong operational performance driven by inflationary tariff increases, and consistent volumes across the segment, offset by interest expense upon refinancing.
Midstream
FFO from our midstream operations of $163 million was $9 million lower than the prior year quarter as strong performance driven by increased utilization and higher contracted cash flows across the segment was more than offset by the partial disposition of our interest in the U.S. gas pipeline, the normalization of market sensitive revenues and higher interest expense upon refinancing.
Data
FFO from our data operations of $66 million was $6 million higher than the prior year quarter as results benefitted from strong underlying growth from additional points of presence across our telecom tower portfolio and megawatts commissioned across our global data storage business, as well as a full quarter contribution from the acquisitions of a European telecom tower operation and an European hyperscale data center platform, purchased in February 2023 and August 2023, respectively. The increase was partially offset by higher interest expense on financings to support capital projects.
Corporate
The Corporate FFO deficit of $103 million was consistent compared to the prior year quarter.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.5 billion as at September 30, 2023 (December 31, 2022 – $2.5 billion). Contributions from earnings were offset by distributions to unitholders.
This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
Q3 2023 Interim Report    45

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Business Partners[1]	i	$142	$214	$2,313	$2,439
Realized disposition gains	ii	46	7	—	—
		$188	$221	$2,313	$2,439
Cash distributions received[2]		$9	$9
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 65% of BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO decreased by $33 million compared to the prior year quarter as increased contributions from recent acquisitions, margin improvements, and disposition gains were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, and increased interest expense as a result of higher interest rates on floating rate debt.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2023	2022
Business services	$123	$152
Infrastructure services	106	102
Industrials	152	131
Corporate	(93)	(46)
Attributable to unitholders	288	339
Non-controlling interests	(100)	(118)
Segment reallocation and other[1]	(46)	(7)
Brookfield’s interest	$142	$214
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $288 million of FFO compared to $339 million in the prior year quarter, with our share being $142 million compared to $214 million in the prior year quarter. Key variances are described on the following page.
46    Q3 2023 BROOKFIELD CORPORATION

Business Services
Business services’ generated FFO of $123 million, a decrease of $29 million compared to the prior year quarter, primarily driven by:
•increased contributions from the acquisition of car rental services operations in Brazil and payment processing services operations; more than offset by
•decreased contributions from our residential mortgage insurer upon adoption of IFRS 17, the new insurance accounting standard; and
•higher interest expense on borrowings to support recent acquisitions.
Infrastructure Services
Within our infrastructure services operations, we generated $106 million of FFO, an increase of $4 million compared to the prior year quarter, largely driven by:
•increased contribution from our modular building leasing services operations due to an add-on acquisition and higher margin sales, and our offshore oil services operations due to improved operations; partially offset by
•higher interest expense, particularly at our modular building leasing services operations and our nuclear technology services operations as a result of increased interest rates, and upfinancing at our modular building leasing services operations.
Industrials
Industrials’ generated $152 million of FFO, an increase of $21 million compared to prior year quarter, primarily due to:
•increased contributions from our engineered components manufacturing operations due to improved margin performance, and our advanced energy storage operations due to increased demand for higher margin products; partially offset by
•decreased contributions from our Western Canadian energy-related operations and our graphite electrode operations due to price and volume impacts; and
•higher interest expense due to higher interest rates and borrowings at our engineered components manufacturing operation.
Corporate
The corporate FFO deficit increased by $47 million compared to prior year quarter, primarily due to higher interest expense driven by rate increases, and the absence of a tax recovery utilized in the prior year quarter.
ii.Realized Disposition Gains
Realized disposition gains of $46 million in the quarter are primarily due to the disposition of a majority of our automotive aftermarket parts remanufacturing operations.
Realized disposition gains of $7 million in the prior year quarter is attributable to the partial sale of our interests in certain public securities.
COMMON EQUITY
Common equity in our Private Equity segment was $2.3 billion as at September 30, 2023 (December 31, 2022 – $2.4 billion). The decrease was mainly attributable to contributions from FFO that were more than offset by the impact of depreciation and transaction related expenses. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
Q3 2023 Interim Report    47

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.
We present the operating results of our Real Estate segment based on our strategy to invest in Core and Transitional and Development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the year-over-year variances:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		NOI		Common Equity
	Ref.	2023	2022	2023	2022
Core	i	$356	$345	$14,329	$14,548
Transitional and Development		456	459	8,092	8,277
Brookfield Property Group[1]		$812	$804	$22,421	$22,825
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 60.
BPG’s NOI for the quarter was $812 million compared to $804 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $356 million was $11 million higher than the prior year quarter, primarily due to higher rents on retail properties, and the commencement of lease term and operations at certain office properties, partially offset by the impacts of dispositions over the last twelve months.
Transitional and Development
NOI of $456 million was in line with the prior year quarter as higher margins from housing and land sales in our residential portfolio were offset by impacts of decreased contributions from partial dispositions over the last twelve months.
COMMON EQUITY
Common equity in our Real Estate segment was $22.4 billion as at September 30, 2023 (December 31, 2022 – $22.8 billion). The decrease was primarily due to the partial disposition of certain office and retail assets in the second quarter of 2023, the impact of foreign exchange, and valuation changes.
48    Q3 2023 BROOKFIELD CORPORATION

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	FFO		Common Equity
	2023	2022	2023	2022
Working capital, net of corporate cash and other	$57	$89	$(519)	$(1,330)
Corporate borrowings	(164)	(128)	(13,007)	(11,390)
Preferred equity[1]	—	—	(4,333)	(4,375)
Realized disposition gains	—	35	—	—
	$(107)	$(4)	$(17,859)	$(17,095)
1.FFO excludes preferred share distributions of $44 million (2022 – $40 million).
Working capital, net of corporate cash and other includes corporate cash and financial assets, accounts receivable, accounts payable, and other assets and liabilities, inclusive of deferred tax assets and liabilities. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash and cash equivalents from our Asset Management business of $2.2 billion (December 31, 2022 – $2.9 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was in a liability position of $519 million as at September 30, 2023 (December 31, 2022 – $1.3 billion). During the third quarter, BNRE acquired an economic interest in $530 million of financial assets from the Corporation in exchange for the Corporation receiving an increased ownership stake in BNRE. As a result of the paired share status2 of BN and BNRE and our ownership of all the issued and outstanding class C shares3, the shareholders of BN and BNRE will continue to benefit from the economic return of the transferred assets.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the third quarter of 2023, FFO of $57 million (2022 – $89 million) was generated as gains in our trading portfolio were partially offset by interest expense on cash placed on deposit with the Corporation by our Asset Management business.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $164 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances completed over the last twelve months and elevated commercial paper balances.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity

2.BNRE is considered a “paired entity” to BN as class A and class A-1 shares of BNRE are (i) exchangeable into Brookfield Class A shares on a one-for-one basis and (ii) receive distributions at the same time and in the same amounts as dividends on the Brookfield Class A shares.
3.BNRE’s issued capital includes class C shares held by BN. The class C shares are non-voting shares that are entitled to the residual economic interest in BNRE after payment in full of the amount due to holders of class A exchangeable shares and class B shares.
Q3 2023 Interim Report    49

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at September 30, 2023, our corporate capitalization was $60.9 billion (December 31, 2022 – $61.5 billion) with a debt to capitalization1,2 of 19% (December 31, 2022 – 19%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at September 30, 2023, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)		Corporate		Consolidated
	Ref.	2023	2022	2023	2022
Corporate borrowings	i	$13,007	$11,390	$13,007	$11,390
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,963	15,140
Property-specific borrowings	i	—	—	196,596	187,544
		13,007	11,390	226,566	214,074
Accounts payable and other		3,134	5,985	55,624	57,065
Deferred income tax liabilities		97	112	24,656	23,190
Subsidiary equity obligations		—	—	4,220	4,188
Liabilities associated with assets classified as held for sale		—	—	1,492	876
Equity
Non-controlling interests		230	230	118,786	98,138
Preferred equity	ii	4,103	4,145	4,103	4,145
Common equity	iii	40,368	39,608	40,368	39,608
		44,701	43,983	163,257	141,891
Total capitalization		$60,939	$61,470	$475,815	$441,284

Debt to capitalization[2]	19%	19%	47%	49%

1.See definition in Glossary of Terms beginning on page 60.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
50    Q3 2023 BROOKFIELD CORPORATION

i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Term debt	4.3%	4.2%	12	13	$11,451	$11,467
Commercial paper[1]	5.9%	n/a	<1	n/a	1,636	—
Deferred financing costs	n/a	n/a	n/a	n/a	(80)	(77)
Total					$13,007	$11,390
1.Our commercial paper program is backed by our revolving credit facility, which matures in May 2028.
As at September 30, 2023, corporate borrowings included term debt of $11.5 billion (December 31, 2022 – $11.5 billion) which had an average term to maturity of 12 years (December 31, 2022 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $1.6 billion of commercial paper outstanding and no draws on our revolving facility as at September 30, 2023 (December 31, 2022 – $nil). As at September 30, 2023, $57 million of the facilities were utilized for letters of credit (December 31, 2022 – $50 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	4.4%	4.2%	10	10	$2,711	$2,546
Infrastructure	5.1%	4.4%	8	10	5,272	3,666
Private Equity	8.4%	7.3%	5	4	2,159	2,226
Real Estate	6.3%	5.5%	4	4	6,822	6,702
Total	5.9%	5.3%	6	6	$16,963	$15,140
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	6.8%	6.1%	9	9	$22,304	$22,826
Infrastructure	6.4%	6.5%	6	6	43,294	29,881
Private Equity	8.4%	7.3%	5	6	47,357	48,787
Real Estate	7.2%	6.1%	3	3	83,642	86,050
Total	7.3%	6.5%	5	5	$196,596	$187,544
Property-specific borrowings have increased by $9.1 billion since December 31, 2022, primarily due to acquisitions at our infrastructure business.
Q3 2023 Interim Report    51

Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at September 30, 2023, 75% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Fixed Rate				Floating Rate
	2023		2022		2023		2022
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.3%	$13,007	4.2%	$11,390	—%	$—	—%	$—
Subsidiary borrowings	4.9%	11,002	4.5%	9,346	7.6%	5,961	6.3%	5,794
Property-specific borrowings	5.0%	64,454	4.9%	57,908	8.4%	132,172	7.1%	129,637
Total	4.9%	$88,433	4.7%	$78,644	8.3%	$138,133	7.0%	$135,431
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Term	Average Rate		Amount
		2023	2022	2023	2022
Fixed rate-reset	Perpetual	4.6%	4.3%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.2%	4.3%	463	505
Total		4.7%	4.4%	$4,103	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2023 was 283 basis points.
52    Q3 2023 BROOKFIELD CORPORATION

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Outstanding at beginning of period	1,563.9	1,561.9	1,573.4	1,568.8
Issued (repurchased)
Issuances	0.3	0.1	0.5	0.1
Repurchases	(6.7)	(2.9)	(18.4)	(11.9)
Long-term share ownership plans[1]	1.1	16.4	3.0	18.3
Dividend reinvestment plan and others	—	—	0.1	0.2
Outstanding at end of period	1,558.6	1,575.5	1,558.6	1,575.5
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	53.4	59.8	53.4	59.8
Total diluted shares at end of period	1,612.0	1,635.3	1,612.0	1,635.3
1.Includes management share option plan and restricted stock plan.
The company holds 78.6 million Class A shares (September 30, 2022 – 57.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include nil (September 30, 2022 – 0.7 million) shares issuable in respect of these plans based on the market value of the Class A shares as at September 30, 2023 and September 30, 2022, resulting in a net reduction of 78.6 million (September 30, 2022 – 56.9 million) diluted shares outstanding.
During the third quarter of 2023, 1.6 million options were exercised, of which 0.5 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.0 million vested options.
The cash value of unexercised options was $1.1 billion as at September 30, 2023 (September 30, 2022 – $1.4 billion) based on the proceeds that would be paid on exercise of the options.
As at November 9, 2023, the Corporation had outstanding 1,555,321,003 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
Q3 2023 Interim Report    53

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Insurance Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $35 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $119 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at September 30, 2023.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. We do not have any debt maturities until March 2024, when $568 million is due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at September 30, 2023, the Corporation has funded $2.6 billion of our $2.75 billion commitment to our third flagship real estate fund alongside BPG’s $1 billion commitment. The Corporation has committed $3.5 billion to our fourth flagship real estate fund of which $2.0 billion has been funded. The Corporation has committed $750 million to our eleventh opportunistic credit fund of which $638 million has been funded. The Corporation has additionally committed $750 million to our twelfth opportunistic credit fund of which none has been funded. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 60.
54    Q3 2023 BROOKFIELD CORPORATION

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2023	2022	2023	2022
Cash and financial assets, net	$1,522	$2,893	$25,725	$27,440
Undrawn committed credit facilities	2,533	2,540	8,841	9,284
Core liquidity	4,055	5,433	34,566	36,724
Uncalled private fund commitments	—	—	84,156	87,364
Total liquidity[2]	$4,055	$5,433	$118,722	$124,088
1.Corporate cash and financial assets includes $2.2 billion of our proportionate share of our Asset Management business’ cash and financial assets as at September 30, 2023 (2022 – $2.9 billion).
2.Includes $21 billion of liquidity held through our insurance portfolio.
As at September 30, 2023, the Corporation’s core liquidity was $4.1 billion, consisting of $1.5 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash and financial assets, and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the third quarter of 2023, we generated $1.2 billion of distributable earnings, inclusive of:
•$1.2 billion of distributable earnings before realizations, excluding corporate costs and other; and
•$94 million of net realized carried interest; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $126 million.
The Corporation paid $109 million in cash dividends on its common equity during the quarter ended September 30, 2023 (2022 – $219 million). The Corporation also returned $218 million to shareholders through its normal course issuer bid program (2022 – $47 million).

Q3 2023 Interim Report    55

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT SEP. 30, 2023	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	46%	308.6	$1.35	$6,799	$417	$315
Brookfield Infrastructure[5]	26%	206.1	1.53	6,136	315	240
Brookfield Business Partners[6]	65%	142.1	0.25	2,295	36	27
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,453	1,104
Total					$2,221	$1,686
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2023.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2023 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 60.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $nil of preferred share dividends received by the Corporation for the quarter ended September 30, 2023 (2022 – $16 million).
56    Q3 2023 BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Operating activities	$3,437	$2,156	$4,961	$5,754
Financing activities	6,256	11,103	16,794	25,360
Investing activities	(9,874)	(14,023)	(24,038)	(32,242)
Change in cash and cash equivalents	$(181)	$(764)	$(2,283)	$(1,128)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $3.4 billion in the third quarter of 2023, a $1.3 billion increase from the prior year quarter. Excluding the net change in non-cash working capital, cash flow from operating activities decreased by $1.7 billion versus the prior year quarter. Contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months were offset by higher interest expense primarily due to incremental debt from refinancings and higher interest rates on floating rate debt.
Financing Activities
Net cash flows from financing activities totaled $6.3 billion in the third quarter of 2023 compared to $11.1 billion in the prior year quarter, and primarily related to:
•capital provided by non-controlling interests, net of capital repaid, of $7.7 billion;
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $2.8 billion; partially offset by
•cash distributions to non-controlling interests and shareholders of $2.3 billion;
•lease liability repaid of $312 million; and
•capital borrowings repaid, net of arranged, of $550 million.
Investing Activities
Net cash flows used by investing activities were $9.9 billion in the third quarter of 2023 compared to $14.0 billion in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $6.1 billion primarily associated with acquisitions in our Infrastructure business;
•acquisitions and additions to PP&E, net of dispositions, of $1.9 billion; and
•acquisitions and additions to investment properties, net of dispositions, of $1.6 billion; partially offset by
•dispositions of financial assets and other, net of acquisitions, of $379 million.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
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PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2022 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2022 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 90% occupancy level and an average 8 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 94%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
58    Q3 2023 BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 51 of our properties were externally appraised, representing a gross property value of $19.4 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at September 30, 2023 and December 31, 2022 are summarized below.

AS AT SEP. 30, 2023 AND DEC. 31, 2022	Core		Transitional and Development		LP Investments		Weighted Average
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate	6.2%	6.2%	7.9%	7.7%	8.4%	8.3%	7.8%	7.7%
Terminal capitalization rate	4.6%	4.6%	6.1%	5.9%	5.8%	5.7%	5.6%	5.5%
Investment horizon (years)	11	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2023 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT SEP. 30, 2023 (MILLIONS)	Fair Value	Sensitivity
Core	$19,047	$1,090
Transitional and Development	23,581	1,033
LP Investments	74,716	3,483
Other investment properties	4,176	111
Total	$121,520	$5,717
ii. Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2022 audited consolidated financial statements. Our PP&E is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2022.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the three and nine months ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Insurance Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group	• BIPC – Brookfield Infrastructure Corporation
• BAM – Brookfield Asset Management ULC	• BPG – Brookfield Property Group
• BBU – Brookfield Business Partners L.P.	• BPY – Brookfield Property Partners L.P.
• BBUC – Brookfield Business Corporation	• BNRE – Brookfield Reinsurance Ltd.
• BEP – Brookfield Renewable Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
60    Q3 2023 BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at September 30, 2023, was as follows: BEP/BEPC – $20.0 billion; BIP/BIPC – $30.8 billion; BBU/BBUC – $7.3 billion; and BPG – $18.6 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2023	2022
Realized carried interest[1]	$131	$131
Less: direct costs associated with realized carried interest	(36)	(31)
	95	100
Less: realized carried interest not attributable to Corporation	(1)	(1)
Realized carried interest, net	$94	$99
1.Includes $2 million of realized carried interest related to Oaktree (2022 – $5 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
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Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Insurance Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

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The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	Total		Total
	2023	2022	2023	2022
Net Income	$35	$716	$1,971	$5,151
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	298	141	1,805	902
Fair value changes and other	503	549	403	(834)
Depreciation and amortization	2,246	1,997	6,648	5,694
Deferred income taxes	(238)	240	(481)	476
Realized disposition gains in fair value changes or equity	203	170	602	690
Non-controlling interests in FFO[2]	(1,906)	(2,347)	(7,255)	(7,617)
Funds from operations	1,141	1,466	3,693	4,462
Less: total disposition gains	(297)	(151)	(925)	(704)
Less: realized carried interest, net	(94)	(99)	(470)	(275)
Operating funds from operations	750	1,216	2,298	3,483
Less: Operating FFO from Asset Management business	(354)	(575)	(1,145)	(1,795)
Less: Operating FFO from Operating Businesses	(321)	(521)	(1,055)	(1,771)
Distributions from Asset Management business	634	748	1,905	2,242
Distributions from Operating Businesses	366	370	1,062	1,088
Add back: equity-based compensation costs	26	18	82	44
Preferred share dividends	(45)	(40)	(133)	(119)
Distributable earnings before realizations	1,056	1,216	3,014	3,172
Realized carried interest, net	94	99	470	275
Disposition gains from principal investments	—	48	10	284
Distributable earnings	$1,150	$1,363	$3,494	$3,731
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Insurance Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

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Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below for a table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Revenue	$24,441	$23,418	$71,406	$68,556
Add: revenues from Oaktree	309	296	897	864
Add: inter-segment and other revenues	(2,103)	(1,437)	(5,597)	(4,160)
Less: external revenues from consolidated subsidiaries of other segments	(21,538)	(21,256)	(63,431)	(62,281)
Fee revenues	1,109	1,021	3,275	2,979
Direct costs[1]	(511)	(462)	(1,522)	(1,339)
	598	559	1,753	1,640
Less: amounts attributable to other shareholders	(33)	(36)	(93)	(109)
Fee-related earnings	$565	$523	$1,660	$1,531
1.Direct costs include $8 million and $26 million for the three and nine months ended September 30, 2022 respectively reallocated from the Corporate Activities segment to the asset manager following the special distribution of a 25% interest in our asset manager.
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Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2023	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.53	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.35	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
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Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
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Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Note	2023	2022
Assets
Cash and cash equivalents	5	$12,087	$14,396
Other financial assets	5,6	26,334	26,899
Accounts receivable and other	5,6	31,572	27,378
Inventory	6	12,185	12,843
Assets classified as held for sale	7	3,041	2,830
Equity accounted investments	8	54,431	47,094
Investment properties	9	121,520	115,100
Property, plant and equipment	10	136,428	124,268
Intangible assets	4	40,802	38,411
Goodwill	4	33,698	28,662
Deferred income tax assets		3,717	3,403
Total assets		$475,815	$441,284

Liabilities and equity
Corporate borrowings	5,6	$13,007	$11,390
Accounts payable and other	5,6	55,624	57,065
Liabilities associated with assets classified as held for sale	7	1,492	876
Non-recourse borrowings of managed entities	5,6	213,559	202,684
Deferred income tax liabilities		24,656	23,190
Subsidiary equity obligations	5	4,220	4,188

Equity
Preferred equity		4,103	4,145
Non-controlling interests		118,786	98,138
Common equity	12	40,368	39,608
Total equity		163,257	141,891
Total liabilities and equity		$475,815	$441,284
Q3 2023 Interim Report    67

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2023	2022	2023	2022
Revenues	13	$24,441	$23,418	$71,406	$68,556
Direct costs		(21,088)	(19,768)	(60,814)	(58,304)
Other income and gains		381	111	2,245	605
Equity accounted income	8	809	933	1,639	2,340
Expenses
Interest
Corporate borrowings		(164)	(128)	(454)	(369)
Non-recourse borrowings		(3,917)	(2,746)	(11,004)	(7,048)
Corporate costs		(16)	(30)	(53)	(89)
Fair value changes	14	(170)	(549)	(70)	834
Income taxes		(241)	(525)	(924)	(1,374)
Net income		$35	$716	$1,971	$5,151
Net income (loss) attributable to:
Shareholders		$230	$423	$431	$2,372
Non-controlling interests		(195)	293	1,540	2,779
		$35	$716	$1,971	$5,151
Net income per share:
Diluted	12	$0.12	$0.24	$0.20	$1.40
Basic	12	0.12	0.25	0.20	1.44
68    Q3 2023 BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2023	2022	2023	2022
Net income		$35	$716	$1,971	$5,151
Other comprehensive (loss) income
Items that may be reclassified to net income
Financial contracts and power sale agreements		695	888	1,121	1,718
Marketable securities		6	(211)	170	(823)
Equity accounted investments	8	20	(832)	44	(1,140)
Foreign currency translation		(1,320)	(2,049)	170	(3,336)
Income taxes		(47)	(145)	(105)	(308)
		(646)	(2,349)	1,400	(3,889)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	5	(15)	(49)	61
Revaluation of pension obligations		(4)	(6)	2	33
Equity accounted investments	8	1	219	15	(25)
Marketable securities		44	(17)	73	(339)
Income taxes		(8)	13	18	22
		38	194	59	(248)
Other comprehensive (loss) income		(608)	(2,155)	1,459	(4,137)
Comprehensive (loss) income		$(573)	$(1,439)	$3,430	$1,014
Attributable to:
Shareholders
Net income		$230	$423	$431	$2,372
Other comprehensive (loss) income		(423)	(1,419)	329	(2,669)
Comprehensive (loss) income		$(193)	$(996)	$760	$(297)

Non-controlling interests
Net income (loss)		$(195)	$293	$1,540	$2,779
Other comprehensive (loss) income		(185)	(736)	1,130	(1,468)
Comprehensive (loss) income		$(380)	$(443)	$2,670	$1,311

Q3 2023 Interim Report    69

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
Changes in period:
Net income (loss)	—	—	230	—	—	—	—	230	—	(195)	35
Other comprehensive (loss) income	—	—	—	—	(3)	(465)	45	(423)	—	(185)	(608)
Comprehensive income (loss)	—	—	230	—	(3)	(465)	45	(193)	—	(380)	(573)
Shareholder distributions
Common equity	—	—	(109)	—	—	—	—	(109)	—	—	(109)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,127)	(2,127)
Other items
Repurchases, net of equity issuances	(23)	(5)	(172)	—	—	—	—	(200)	—	7,675	7,475
Share-based compensation	—	6	(11)	—	—	—	—	(5)	—	—	(5)
Ownership changes	—	—	—	331	47	65	(25)	418	—	2,636	3,054
Total change in period	(23)	1	(103)	331	44	(400)	20	(130)	—	7,804	7,674
Balance as at September 30, 2023	$10,834	$156	$17,543	$4,140	$8,961	$(2,871)	$1,605	$40,368	$4,103	$118,786	$163,257
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
Changes in period:
Net income	—	—	423	—	—	—	—	423	—	293	716
Other comprehensive loss	—	—	—	—	—	(571)	(848)	(1,419)	—	(736)	(2,155)
Comprehensive income (loss)	—	—	423	—	—	(571)	(848)	(996)	—	(443)	(1,439)
Shareholder distributions
Common equity	—	—	(219)	—	—	—	—	(219)	—	—	(219)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,469)	(2,469)
Other items
Equity issuances, net of repurchases	286	(277)	(99)	—	—	—	—	(90)	—	4,365	4,275
Share-based compensation	—	95	(13)	—	—	—	—	82	—	—	82
Ownership changes	—	—	—	19	(9)	(1)	—	9	—	(238)	(229)
Total change in period	286	(182)	55	19	(9)	(572)	(848)	(1,251)	—	1,215	(36)
Balance as at September 30, 2022	$10,812	$169	$18,807	$5,956	$8,261	$(3,382)	$(222)	$40,401	$4,145	$89,430	$133,976
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

70    Q3 2023 BROOKFIELD CORPORATION

(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	431	—	—	—	—	431	—	1,540	1,971
Other comprehensive (loss) income	—	—	—	—	(13)	(85)	427	329	—	1,130	1,459
Comprehensive income (loss)	—	—	431	—	(13)	(85)	427	760	—	2,670	3,430
Shareholder distributions
Common equity	—	—	(329)	—	—	—	—	(329)	—	—	(329)
Preferred equity	—	—	(123)	—	—	—	—	(123)	—	—	(123)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(7,900)	(7,900)
Other items
Repurchases, net of equity issuances	(67)	(10)	(424)	—	—	—	—	(501)	(42)	22,889	22,346
Share-based compensation	—	18	(18)	—	—	—	—	—	—	—	—
Ownership changes and other	—	—	—	1,181	(548)	40	280	953	—	2,989	3,942
Total change in period	(67)	8	(463)	1,181	(561)	(45)	707	760	(42)	20,648	21,366
Balance as at September 30, 2023	$10,834	$156	$17,543	$4,140	$8,961	$(2,871)	$1,605	$40,368	$4,103	$118,786	$163,257
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in period:
Net income	—	—	2,372	—	—	—	—	2,372	—	2,779	5,151
Other comprehensive loss	—	—	—	—	—	(1,098)	(1,571)	(2,669)	—	(1,468)	(4,137)
Comprehensive income (loss)	—	—	2,372	—	—	(1,098)	(1,571)	(297)	—	1,311	1,014
Shareholder distributions
Common equity	—	—	(658)	—	—	—	—	(658)	—	—	(658)
Preferred equity	—	—	(111)	—	—	—	—	(111)	—	—	(111)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(8,197)	(8,197)
Other items
Equity issuances, net of repurchases	274	(284)	(489)	—	—	—	—	(499)	—	6,109	5,610
Share-based compensation	—	133	(84)	—	—	—	—	49	—	—	49
Ownership changes	—	—	72	(287)	(20)	3	(61)	(293)	—	1,821	1,528
Total change in period	274	(151)	1,102	(287)	(20)	(1,095)	(1,632)	(1,809)	—	1,044	(765)
Balance as at September 30, 2022	$10,812	$169	$18,807	$5,956	$8,261	$(3,382)	$(222)	$40,401	$4,145	$89,430	$133,976
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q3 2023 Interim Report    71

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2023	2022	2023	2022
Operating activities
Net income		$35	$716	$1,971	$5,151
Other income and gains		(381)	(111)	(2,245)	(605)
Equity accounted earnings, net of distributions		(289)	(492)	(310)	(931)
Fair value changes	14	170	549	70	(834)
Depreciation and amortization		2,246	1,997	6,648	5,694
Deferred income taxes		(238)	240	(481)	476
(Investments in) sales of residential inventory		(47)	301	(13)	184
Net change in non-cash working capital balances		1,941	(1,044)	(679)	(3,381)
		3,437	2,156	4,961	5,754
Financing activities
Corporate borrowings arranged		—	—	550	828
Corporate borrowings repaid		(550)	—	(550)	—
Commercial paper and bank borrowings, net		—	(631)	1,635	(229)
Non-recourse borrowings arranged		21,334	22,751	59,843	65,144
Non-recourse borrowings repaid		(18,528)	(14,685)	(49,854)	(40,445)
Non-recourse credit facilities, net		(125)	2,724	(6,358)	5,624
Subsidiary equity obligations issued		275	—	275	57
Subsidiary equity obligations redeemed		(441)	(230)	(448)	(459)
Deposits from related parties		—	411	—	448
Deposits provided to related parties		(155)	—	(1,155)	(35)
Capital provided by non-controlling interests		8,197	4,847	24,815	10,332
Capital repaid to non-controlling interests		(522)	(482)	(1,926)	(4,223)
Repayment of lease liabilities		(312)	(231)	(728)	(592)
Settlement of deferred consideration		(423)	(602)	(452)	(1,639)
Preferred equity redemptions		—	—	(22)	—
Common shares issued		1	3	47	12
Common shares repurchased		(218)	(47)	(526)	(497)
Distributions to non-controlling interests		(2,127)	(2,469)	(7,900)	(8,197)
Distributions to shareholders		(150)	(256)	(452)	(769)
		6,256	11,103	16,794	25,360
Investing activities
Acquisitions
Investment properties		(2,253)	(2,949)	(6,646)	(7,384)
Property, plant and equipment		(2,158)	(1,946)	(5,361)	(5,194)
Equity accounted investments		(1,139)	(1,089)	(6,161)	(3,734)
Financial assets and other		(7,012)	(15,709)	(49,845)	(52,770)
Acquisition of subsidiaries, net of cash acquired		(6,088)	(10,201)	(11,402)	(20,385)
Dispositions
Investment properties		632	530	1,152	2,122
Property, plant and equipment		276	212	782	421
Equity accounted investments		563	339	2,949	1,594
Financial assets and other		7,391	15,713	48,803	50,703
Disposition of subsidiaries, net of cash disposed		1	3	1,671	2,400
Restricted cash and deposits		(87)	1,074	20	(15)
		(9,874)	(14,023)	(24,038)	(32,242)
Cash and cash equivalents
Change in cash and cash equivalents		(181)	(764)	(2,283)	(1,128)
Net change in cash classified within assets held for sale		12	30	(42)	30
Foreign exchange revaluation		(171)	(165)	16	(290)
Balance, beginning of period		12,427	12,205	14,396	12,694
Balance, end of period		$12,087	$11,306	$12,087	$11,306
72    Q3 2023 BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is focused on deploying its capital on a value basis and compounding it over the long term. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its asset management business, including investments in entities that it manages, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at September 30, 2023, the Corporation’s capital totaled $57.7 billion (December 31, 2022 – $55.4 billion), and is computed as follows:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Cash and cash equivalents	$163	$1,282
Other financial assets	3,886	6,870
Common equity in managed investments	52,299	49,391
Other assets and liabilities of the Corporation	1,360	(2,170)
Corporation’s Capital	$57,708	$55,373
Corporation’s Capital is comprised of the following:
Common equity	$40,368	$39,608
Preferred equity	4,103	4,145
Non-controlling interest	230	230
Corporate borrowings	13,007	11,390
	$57,708	$55,373
The Corporation generates returns on its capital through management fees and performance revenues earned through its asset management business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.

Q3 2023 Interim Report    73

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at September 30, 2023 is as follows:

AS AT SEP. 30, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$163	$11,924	$—	$12,087
Other financial assets	3,886	22,448	—	26,334
Accounts receivable and other[1]	2,099	29,620	(147)	31,572
Inventory	—	12,185	—	12,185
Assets classified as held for sale	—	3,041	—	3,041
Equity accounted investments	1,939	52,492	—	54,431
Investment properties	24	121,496	—	121,520
Property, plant and equipment	145	136,283	—	136,428
Intangible assets	82	40,720	—	40,802
Goodwill	—	33,698	—	33,698
Deferred income tax assets	559	3,158	—	3,717
Accounts payable and other[1]	(3,356)	(52,415)	147	(55,624)
Liabilities associated with assets classified as held for sale	—	(1,492)	—	(1,492)
Deferred income tax liabilities	(97)	(24,559)	—	(24,656)
Subsidiary equity obligations	(35)	(4,185)	—	(4,220)
Total	5,409	384,414	—	389,823
Common equity in investments[2]	52,299	—	(52,299)	—
Corporation’s Capital	57,708	384,414	(52,299)	389,823
Less:
Corporate borrowings	13,007	—	—	13,007
Non-recourse borrowings of managed entities	—	213,559	—	213,559
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	118,556	—	118,786
Common equity	$40,368	$52,299	$(52,299)	$40,368
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $147 million and $147 million, respectively, between entities within the Corporation and its investments.
2.Represents the value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Insurance, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.

74    Q3 2023 BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2022 is as follows:

AS AT DEC. 31, 2022 (millions)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,282	$13,114	$—	$14,396
Other financial assets	6,870	20,029	—	26,899
Accounts receivable and other[1]	2,196	25,431	(249)	27,378
Inventory	2	12,841	—	12,843
Assets classified as held for sale	—	2,830	—	2,830
Equity accounted investments	1,460	45,634	—	47,094
Investment properties	27	115,073	—	115,100
Property, plant and equipment	146	124,122	—	124,268
Intangible assets	81	38,330	—	38,411
Goodwill	—	28,662	—	28,662
Deferred income tax assets	475	2,928	—	3,403
Accounts payable and other[1]	(6,004)	(51,310)	249	(57,065)
Liabilities associated with assets classified as held for sale	—	(876)	—	(876)
Deferred income tax liabilities	(112)	(23,078)	—	(23,190)
Subsidiary equity obligations	(441)	(3,747)	—	(4,188)
Total	5,982	349,983	—	355,965
Common equity in investments[2]	49,391	—	(49,391)	—
Corporation’s Capital	55,373	349,983	(49,391)	355,965
Less:
Corporate borrowings	11,390	—	—	11,390
Non-recourse borrowings of managed entities	—	202,684	—	202,684
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	97,908	—	98,138
Common equity	$39,608	$49,391	$(49,391)	$39,608
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $249 million and $249 million, respectively, between entities within the Corporation and its investments.
2.Represents the value of the Corporation’s investments.
Q3 2023 Interim Report    75

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2022, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2022 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Significant Accounting Policies, of the consolidated financial statements for the year ended December 31, 2022 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 8, 2023.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, of the company’s consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the interim financial statements as of and for the three and nine months ended September 30, 2023.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023. The new standards were applied as follows:
i.    IFRS 17 – Insurance Contracts (“IFRS 17”)
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 supersedes IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations.
The company adopted IFRS 17 effective January 1, 2023 and the adoption did not have a significant impact on our company’s financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The adoption did not have a significant impact on our company’s financial reporting.
iii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The company has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Global Anti-Base Erosion (“Pillar Two”) income taxes.
d)    Future Changes in Accounting Standards
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024.
The company is currently assessing the impact of these amendments.
76    Q3 2023 BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management business:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. The Asset Management business also includes our direct investments into and alongside private funds managed by Brookfield Asset Management (“BAM”).
Insurance Solutions business:
i.Insurance Solutions business includes our equity accounted interest in a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
iv.    Real Estate business includes the ownership, operation and development of core investments, and transitional and development investments (including residential development properties).
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM are now presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively.
Beginning in the first quarter of 2023, subsequent to the special distribution of a 25% interest in our asset management business described in Note 21 (b) of our 2022 annual financial statements, our Asset Management segment includes our investment in BAM and certain corporate costs and tax items that were previously presented in our Corporate Activities segment.
Beginning in the fourth quarter of 2022, the company no longer presented a Residential Development operating segment for internal or external reporting purposes. Our North American and Australian residential development operations are now presented within the Real Estate segment and the Brazilian residential development operations are now presented within the Asset Management segment.
This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
b)    Segment Financial Measures
We assess our performance using distributable earnings (“DE”) from our Asset Management segment and Insurance Solutions segments, net operating income (“NOI”) from our Real Estate segment, and funds from operations (“FFO”) generated by each other segment as our key measures of financial performance and our segment measures of profit and loss. We also provide the amount of capital invested by the Corporation in each segment using common equity by segment. These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
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Beginning in the first quarter of 2023, the company changed its segment financial measures to use DE rather than FFO for the Asset Management segment as it is more representative of cash flows and profitability from that segment, and NOI rather than FFO for the Real Estate segment as NOI provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy and rental rates.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our cash flows and profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our real estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our investments, excluding the real estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following:
78    Q3 2023 BROOKFIELD CORPORATION

realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,903	n/a	$956	$4,529	$14,437	$1,476	$140	$24,441
Inter-segment and other revenues[1]	1,111	n/a	—	2	3	8	(28)	1,096	i
Segmented revenues	4,014	n/a	956	4,531	14,440	1,484	112	25,537
DE	728	182	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	97	134	188	n/a	(107)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	812	n/a	n/a	ii
Common equity	19,615	6,144	5,190	2,544	2,313	22,421	(17,859)	40,368
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2023, $341 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in Brookfield Reinsurance Ltd. (“BNRE”), and as such do not generate consolidated external or inter-segment revenues.

AS AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,162	n/a	$1,269	$3,697	$14,718	$1,506	$66	$23,418
Inter-segment and other revenues[1]	1,026	n/a	—	(2)	44	9	32	1,109	i
Segmented revenues	3,188	n/a	1,269	3,695	14,762	1,515	98	24,527
DE	858	159	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	101	126	221	n/a	(4)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	804	n/a	n/a	ii
Common equity	19,645	3,996	5,274	2,524	2,439	22,825	(17,095)	39,608
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2022, $301 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$7,975	n/a	$3,859	$13,167	$41,801	$4,394	$210	$71,406
Inter-segment and other revenues[1]	3,708	n/a	—	5	43	26	(2)	3,780	i
Segmented revenues	11,683	n/a	3,859	13,172	41,844	4,420	208	75,186
DE	2,383	487	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	323	513	558	n/a	(387)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	2,514	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2023, $1.3 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
Q3 2023 Interim Report    79

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$6,275	n/a	$3,855	$10,892	$42,703	$4,663	$168	$68,556
Inter-segment and other revenues[1]	3,146	n/a	—	1	172	24	(38)	3,305	i
Segmented revenues	9,421	n/a	3,855	10,893	42,875	4,687	130	71,861
DE	2,662	218	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	293	422	645	n/a	(213)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	2,487	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2022, $1.2 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
i.Inter-Segment Revenues
For the three months ended September 30, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.1 billion (2022 – $1.0 billion), revenues earned on construction projects between consolidated entities totaling $16 million (2022 – $47 million), and other revenues totaling a net loss of $31 million (2022 – income of $36 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $3.7 billion (2022 – $3.1 billion), revenues earned on construction projects between consolidated entities totaling $70 million (2022 – $171 million), and other revenues totaling a net income of $2 million (2022 – loss of $12 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss as presented above for the three and nine months ended September 30, 2023.

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2023	2022	2023	2022
Net income		$35	$716	$1,971	$5,151
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		298	141	1,805	902
Fair value changes		170	549	70	(834)
Depreciation and amortization		2,246	1,997	6,648	5,694
Deferred income taxes		(238)	240	(481)	476
Realized disposition gains in fair value changes or equity	iii	203	170	602	690
Non-controlling interests on above items		(1,906)	(2,347)	(7,255)	(7,617)
Real Estate segment disposition gains		30	(62)	(315)	(42)
Real Estate segment adjustments and other, net[1]		1,196	861	3,346	2,094
Total segments’ measures of profit or loss		$2,034	$2,265	$6,391	$6,514
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
80    Q3 2023 BROOKFIELD CORPORATION

iii.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $203 million for the three months ended September 30, 2023 (2022 – $170 million), of which $186 million relates to prior periods (2022 – $137 million), $100 million of realized investment gains have been recognized in investment and other income (2022 – $nil) and a gain of $17 million has been recorded in fair value changes (2022 – $33 million).
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $602 million for the nine months ended September 30, 2023 (2022 – $690 million), of which $572 million relates to prior periods (2022 – $498 million), $107 million of realized investment gains have been recognized in investment and other income (2022 – $1 million), and a gain of $30 million has been recorded in fair value changes (2022 – $192 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
U.S.	$7,367	$6,404	$21,219	$17,419
U.K.	6,184	6,174	17,585	19,036
Canada	2,440	2,698	7,672	8,131
Brazil	1,680	1,337	4,378	3,890
Australia	1,545	1,566	4,502	4,565
India	754	707	2,159	2,082
Colombia	614	520	1,701	1,584
Germany	543	452	1,575	1,472
Other Europe	2,110	2,282	6,818	6,783
Other Asia	670	778	2,122	2,189
Other	534	500	1,675	1,405
	$24,441	$23,418	$71,406	$68,556
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
U.S.	$210,975	$206,714
Canada	50,093	50,894
U.K.	33,775	31,940
Brazil	27,468	25,500
Australia	25,858	27,068
India	21,766	19,521
Germany	15,648	12,262
Colombia	12,501	10,567
Other Europe	43,115	31,713
Other Asia	20,224	14,655
Other	14,392	10,450
	$475,815	$441,284
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4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2023.

AS AT SEP. 30, 2023 (MILLIONS)	Private Equity	Renewable Power and Transition and Other	Infrastructure	Total
Cash and cash equivalents	$18	$10	$921	$949
Accounts receivable and other	4	29	1,487	1,520
Other financial assets	—	—	1,510	1,510
Investment properties	—	—	3,340	3,340
Property, plant and equipment	243	125	8,907	9,275
Intangible assets	73	—	4,060	4,133
Goodwill	186	—	5,275	5,461
Total assets	524	164	25,500	26,188
Less:
Accounts payable and other	(40)	(18)	(1,504)	(1,562)
Non-recourse borrowings	(1)	(50)	(9,084)	(9,135)
Deferred income tax liabilities	(41)	—	(1,579)	(1,620)
Preferred equity	—	—	(641)	(641)
	(82)	(68)	(12,808)	(12,958)
Net assets acquired	$442	$96	$12,692	$13,230

Consideration[1]	$442	$96	$12,692	$13,230
1.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the nine months ended September 30, 2023, Brookfield acquired $26.2 billion of total assets and assumed $13.0 billion of total liabilities and non-controlling interests in equity through business combinations. Total consideration transferred for the business combinations was $13.2 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. No material changes were made to provisional allocations.
Brookfield recorded $1.8 billion of revenue and $56 million of net loss in the first nine months of 2023 from the acquired operations as a result of the acquisitions made during the period. If the acquisitions had occurred at the beginning of the year, they would have contributed $3.2 billion and $333 million to total revenues and net income, respectively.
Infrastructure
On January 4, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe. The subsidiary has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. The total consideration paid for the business was $4.9 billion. Goodwill of $3.3 billion was recognized, which is not deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.7 billion and $17 million, respectively.
On August 1, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of Data4 Group (“Data4”), a high-quality hyperscale data center platform across Europe. The subsidiary has an effective 19% interest in Data4. The total consideration paid for the business was $3.0 billion. Goodwill of $720 million was recognized, which is not deductible for income tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $249 million and $21 million, respectively.
On September 28, 2023, a subsidiary of the company, alongside institutional partners completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers. The subsidiary has an effective 28% interest in Triton. The total consideration for the business was $4.5 billion. Goodwill of $1.2 billion was recognized, which is not deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.2 billion and $329 million, respectively.
82    Q3 2023 BROOKFIELD CORPORATION

Private Equity
On January 31, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a provider of portable storage solutions through its modular building leasing services operations. The total consideration paid for the business was $419 million, funded with debt and equity. Goodwill of $174 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $87 million and $18 million, respectively.
Renewable Power and Transition
On March 3, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total consideration paid for the business was $96 million, funded with debt and equity. No goodwill was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $12 million and $7 million, respectively.
5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 26 of the December 31, 2022 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at September 30, 2023 and December 31, 2022:

	2023		2022
AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$12,087	$12,087	$14,396	$14,396
Other financial assets
Government bonds	1,627	1,627	1,566	1,566
Corporate bonds	2,325	2,325	2,147	2,147
Fixed income securities and other	8,855	8,855	8,762	8,762
Common shares and warrants	4,719	4,719	6,472	6,472
Loans and notes receivable	8,808	8,808	7,952	7,952
	26,334	26,334	26,899	26,899
Accounts receivable and other	22,043	22,043	19,880	19,880
	$60,464	$60,464	$61,175	$61,175
Financial liabilities
Corporate borrowings	$13,007	$11,473	$11,390	$9,599
Non-recourse borrowings of managed entities
Property-specific borrowings	196,596	194,331	187,544	184,254
Subsidiary borrowings	16,963	16,406	15,140	14,708
	213,559	210,737	202,684	198,962
Accounts payable and other	47,020	47,020	48,559	48,559
Subsidiary equity obligations	4,220	4,220	4,188	4,188
	$277,806	$273,450	$266,821	$261,308
Q3 2023 Interim Report    83

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2023			2022
AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$96	$1,531	$—	$91	$1,475	$—
Corporate bonds	—	1,587	733	65	1,754	324
Fixed income securities and other	366	938	4,778	493	2,099	3,376
Common shares and warrants	596	1,263	2,860	3,975	377	2,120
Loans and notes receivables	—	48	14	22	26	5
	1,058	5,367	8,385	4,646	5,731	5,825
Accounts receivable and other	12	4,623	20	12	3,731	6
	$1,070	$9,990	$8,405	$4,658	$9,462	$5,831
Financial liabilities
Accounts payable and other	$33	$4,362	$1,852	$7	$4,469	$2,419
Subsidiary equity obligations	34	—	294	—	441	673
	$67	$4,362	$2,146	$7	$4,910	$3,092
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2023	Valuation Techniques and Key Inputs
Other financial assets	$5,367	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	4,623 / (4,362)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

84    Q3 2023 BROOKFIELD CORPORATION

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2023	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$733	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	4,778	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,860	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	20 / (1,852)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(294)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Q3 2023 Interim Report    85

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended September 30, 2023:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIOD ENDED SEP. 30, 2023 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$7,514	$2,682	$5,831	$3,092
Fair value changes in net income	52	(274)	274	(659)
Fair value changes in other comprehensive income[1]	(15)	(8)	(16)	(17)
Transfers in	773	—	773	—
Additions, net of disposals	81	(254)	1,543	(270)
Balance, end of period	$8,405	$2,146	$8,405	$2,146
1.Includes foreign currency translation.
During the three months ended September 30, 2023, $773 million of direct investments in equity securities within our Asset Management segment were transferred from Level 2 to Level 3 of the fair value hierarchy due to the implied price or cost previously used in the fair valuation of the investments not being observable due to minimal market activity for the securities. No other transfers were made between Levels 1, 2, or 3 during the periods ended September 30, 2023 and 2022.

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2023	2022	2023	2022	2023	2022
Current portion	$5,039	$7,565	$21,910	$19,489	$8,049	$9,108
Non-current portion	21,295	19,334	9,662	7,889	4,136	3,735
	$26,334	$26,899	$31,572	$27,378	$12,185	$12,843
b)    Liabilities

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2023	2022	2023	2022	2023	2022
Current portion[1]	$32,214	$33,574	$1,634	$—	$47,588	$43,297
Non-current portion	23,410	23,491	11,373	11,390	165,971	159,387
	$55,624	$57,065	$13,007	$11,390	$213,559	$202,684
1.Current portion of corporate borrowings includes $1.6 billion (December 31, 2022 – $nil) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in May 2028.
86    Q3 2023 BROOKFIELD CORPORATION

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2023 (MILLIONS)	Real Estate	Private Equity and Other	Total
Assets
Cash and cash equivalents	$9	$28	$37
Accounts receivable and other	71	40	111
Investment properties	2,101	—	2,101
Property, plant and equipment	118	257	375
Intangible assets	—	103	103
Goodwill	—	216	216
Other long-term assets	94	—	94
Deferred income tax assets	—	4	4
Assets classified as held for sale	$2,393	$648	$3,041
Liabilities
Accounts payable and other	$191	$136	$327
Non-recourse borrowings of managed entities	1,161	4	1,165
Liabilities associated with assets classified as held for sale	$1,352	$140	$1,492
As at September 30, 2023, assets held for sale include:
•five malls, four office, one multifamily asset, and one logistics asset in the U.S., one multifamily asset in Brazil as part of the Real Estate segment;
•a North American retail gas station assets within our road fuels operations in the Private Equity segment.
For the nine months ended September 30, 2023, we disposed of $4.1 billion and $1.4 billion of assets and liabilities, respectively, mostly associated with:
•a 378 MW operating hydroelectric portfolio in the U.S within our Renewable Power and Transition segment;
•an automotive aftermarket parts remanufacturing operations, and a non-core division in our dealer software and technology services operations in our Private Equity segment; and
•our Indian toll roads operation in our Infrastructure segment.
8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)
Balance, beginning of period	$47,094
Additions[1]	8,902
Dispositions	(1,438)
Share of comprehensive income	1,696
Distributions received	(1,328)
Returns of capital	(191)
Foreign currency translation and other	(304)
Balance, end of period	$54,431
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
Additions of $8.9 billion during the period primarily relate to the acquisition of a German telecommunication towers business within our Infrastructure segment during the first quarter of 2023, as well as capital invested in BNRE in the third quarter of 2023.
Q3 2023 Interim Report    87

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)
Fair value, beginning of period	$115,100
Additions	7,497
Acquisitions through business combinations	3,340
Changes in basis of accounting	22
Dispositions[1]	(3,447)
Fair value changes	145
Foreign currency translation and other	(1,137)
Fair value, end of period[2]	$121,520
1.Includes amounts reclassified to held for sale.
2.As at September 30, 2023, the ending balance includes $4.6 billion of Right-of-use (“ROU”) investment properties (December 31, 2022 – $4.4 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $10.8 billion primarily relate to the purchases of a European hyperscale data center platform in our Infrastructure segment as well as purchases of investment properties within our Real Estate segment and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2023 (MILLIONS)
Core	$19,047
Transitional and Development	23,581
LP Investments	74,716
Other investment properties	4,176
$121,520
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
88    Q3 2023 BROOKFIELD CORPORATION

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2023	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.6%	11
Transitional and Development[1]	7.9%	6.1%	10
LP Investments[1]	8.4%	5.8%	13
Other investment properties[2]	9.1%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate and Other	Total
Balance, beginning of period	$55,243	$37,293	$15,894	$15,838	$124,268
Additions	1,852	2,285	2,464	868	7,469
Acquisitions through business combinations	125	8,907	243	—	9,275
Dispositions and assets reclassified as held for sale	(38)	(11)	(703)	(330)	(1,082)
Depreciation expense	(1,345)	(1,379)	(1,402)	(539)	(4,665)
Foreign currency translation and other	1,546	(113)	(230)	(40)	1,163
Total change	2,140	9,689	372	(41)	12,160
Balance, end of period[1]	$57,383	$46,982	$16,266	$15,797	$136,428
1.Our ROU PP&E assets include $505 million (December 31, 2022 – $435 million) in our Renewable Power and Transition segment, $3.5 billion (December 31, 2022 – $3.5 billion) in our Infrastructure segment, $1.5 billion (December 31, 2022 – $1.5 billion) in our Private Equity segment, and $1.1 billion (December 31, 2022 – $1.1 billion) in our Real Estate and other segments, totaling $6.6 billion (December 31, 2022 – $6.6 billion) of ROU assets.
Q3 2023 Interim Report    89

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at September 30, 2023, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$200 million of 4.00% notes due in 2024 (BFL co-obligor);
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
90    Q3 2023 BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2023, C$29 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$840	$78	$29	$—	$—	$—	$—	$11	$47	$26,853	$(3,417)	$24,441
Net income (loss) attributable to shareholders	230	(4)	19	—	—	—	—	3	50	2,447	(2,515)	230
Total assets	80,974	9,977	749	—	—	—	160	563	3,958	532,811	(153,377)	475,815
Total liabilities	36,503	8,038	746	2	—	—	1	557	3,482	309,388	(46,159)	312,558
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$344	$71	$—	$9	$—	$—	$—	$—	$39	$24,978	$(2,023)	$23,418
Net income (loss) attributable to shareholders	423	85	—	—	—	—	—	—	102	1,036	(1,223)	423
Total assets	71,514	9,769	740	16	—	—	232	—	4,170	492,799	(137,956)	441,284
Total liabilities	27,761	8,544	737	6	—	—	4	—	3,520	297,397	(38,576)	299,393
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$2,125	$231	$32	$—	$—	$—	$4	$13	$140	$77,558	$(8,697)	$71,406
Net income (loss) attributable to shareholders	431	(23)	2	—	—	—	4	3	52	5,946	(5,984)	431

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$598	$212	$—	$25	$—	$—	$9	$—	$114	$74,506	$(6,908)	$68,556
Net income (loss) attributable to shareholders	2,372	(4)	—	—	—	—	4	—	151	4,631	(4,782)	2,372
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q3 2023 Interim Report    91

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Common shares	$10,834	$10,901
Contributed surplus	156	148
Retained earnings	17,543	18,006
Ownership changes	4,140	2,959
Accumulated other comprehensive income	7,695	7,594
Common equity	$40,368	$39,608
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the third quarter of 2023 of $0.07 per share (2022 – $0.14 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2023 AND DEC. 31, 2022	2023	2022
Class A shares[1]	1,558,523,533	1,573,286,748
Class B shares	85,120	85,120
Shares outstanding[1]	1,558,608,653	1,573,371,868
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	53,364,476	55,500,881
Total diluted shares	1,611,973,129	1,628,872,749
1.Net of 78,619,278 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2023	2022	2023	2022
Outstanding, beginning of period[1]	1,563,866,892	1,561,910,213	1,573,371,868	1,568,828,941
Issued (Repurchased)
Issuances	277,259	68,358	539,620	102,917
Repurchases	(6,697,488)	(2,909,620)	(18,374,033)	(11,891,232)
Long-term share ownership plans[2]	1,144,587	16,366,945	2,970,772	18,281,774
Dividend reinvestment plan and other	17,403	55,251	100,426	168,747
Outstanding, end of period[3]	1,558,608,653	1,575,491,147	1,558,608,653	1,575,491,147
1.Net of 71,921,167 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2023 (June 30, 2022 – 77,112,939) and 62,910,220 as at December 31, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and restricted stock plan.
3.Net of 78,619,278 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2023 (September 30, 2022 – 57,556,179).

92    Q3 2023 BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Net income attributable to shareholders	$230	$423	$431	$2,372
Preferred share dividends	(41)	(37)	(123)	(111)
Net income available to shareholders	189	386	308	2,261
Dilutive impact of exchangeable shares	1	1	2	4
Net income available to shareholders including dilutive impact of exchangeable shares	$190	$387	$310	$2,265

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Weighted average – Class A and Class B shares	1,561.2	1,562.5	1,565.8	1,565.0
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	24.5	48.9	23.9	53.5
Class A and Class B shares and share equivalents	1,585.7	1,611.4	1,589.7	1,618.5
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2023, the company did not grant any stock options. During the nine months ended September 30, 2023, the company granted 0.7 million stock options at a weighted average exercise price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2023, the company did not grant any escrowed shares. During the nine months ended September 30, 2023, the company granted 2.2 million escrowed shares at a weighted average price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
Q3 2023 Interim Report    93

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,439	$—	$1,005	$4,348	$13,730	$739	$21,261
Other revenue	1,464	140	(49)	181	707	737	3,180
	$2,903	$140	$956	$4,529	$14,437	$1,476	$24,441

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,087	$—	$3,579	$12,547	$39,668	$2,171	$62,052
Other revenue	3,888	210	280	620	2,133	2,223	9,354
	$7,975	$210	$3,859	$13,167	$41,801	$4,394	$71,406

FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,168	$—	$1,156	$3,509	$14,057	$709	$20,599
Other revenue	994	66	113	188	661	797	2,819
	$2,162	$66	$1,269	$3,697	$14,718	$1,506	$23,418

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$3,061	$—	$3,704	$10,354	$40,817	$2,213	$60,149
Other revenue	3,214	168	151	538	1,886	2,450	8,407
	$6,275	$168	$3,855	$10,892	$42,703	$4,663	$68,556
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$471	$68	$—	$11,130	$496	$12,165
Services transferred over a period of time	968	937	4,348	2,600	243	9,096
	$1,439	$1,005	$4,348	$13,730	$739	$21,261

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,388	$163	$4	$31,856	$1,433	$34,844
Services transferred over a period of time	2,699	3,416	12,543	7,812	738	27,208
	$4,087	$3,579	$12,547	$39,668	$2,171	$62,052

FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$425	$56	$—	$11,750	$470	$12,701
Services transferred over a period of time	743	1,100	3,509	2,307	239	7,898
	$1,168	$1,156	$3,509	$14,057	$709	$20,599

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$966	$152	$—	$34,780	$1,458	$37,356
Services transferred over a period of time	2,095	3,552	10,354	6,037	755	22,793
	$3,061	$3,704	$10,354	$40,817	$2,213	$60,149
94    Q3 2023 BROOKFIELD CORPORATION

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Investment properties	$(633)	$(76)	$145	$2,337
Transaction related expenses, net of income	(299)	(315)	(721)	(544)
Financial contracts	107	(204)	334	(234)
Impairment and provisions	(57)	(36)	(189)	(15)
Other fair value changes	712	82	361	(710)
	$(170)	$(549)	$(70)	$834
Q3 2023 Interim Report    95

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2022 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

96    Q3 2023 BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Group, LLC	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

`

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q3 2023 Interim Report    97

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo